Exhibit 1.3
Management’s Discussion
and Analysis

FOR THE YEAR ENDED DECEMBER 31, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
March 22, 2018

INTRODUCTION
This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2017 (the “2017 Financial Statements”) and the related notes contained therein. All amounts in this MD&A and the 2017 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Pan American’s significant accounting policies are set out in Note 2 of the 2017 Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, "total debt", “working capital", “general and administrative cost per silver ounce produced”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning under IFRS. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “general and administrative cost per silver ounce produced”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the 2017 Financial Statements.
Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits. Any reference to “AISCSOS” in this MD&A should be understood to mean all-in sustaining costs per silver ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

PAN AMERICAN SILVER CORP.	2

CORE BUSINESS AND STRATEGY
Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•
Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.
Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

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2017 HIGHLIGHTS
Operations & Project Development

•	Silver production of 25.0 million ounces
Consolidated silver production of 25.0 million ounces was similar to the 25.4 million produced in 2016. Increases at La Colorada and Dolores offset the expected decline from the conclusion of Alamo Dorado operations in 2017. Silver production was within the guidance range of 24.5 million to 26.0 million ounces, as provided in the 2016 annual MD&A dated March 22, 2017 (the "Original Guidance").

•	Gold production of 160.0 thousand ounces
Consolidated gold production of 160.0 thousand ounces compared to 183.9 thousand ounces produced in 2016. The decrease was due to lower ore grades at Manantial Espejo and the conclusion of Alamo Dorado operations. 2017 gold production was within the Original Guidance range of 155.0 thousand to 165.0 thousand ounces.

•	Record annual base metal production
Zinc production was a record 55.3 thousand tonnes in 2017, 7% higher than in 2016, primarily reflecting the expansion of La Colorada. 2017 consolidated zinc production was slightly below the Original Guidance range of 56.5 thousand tonnes to 58.5 thousand tonnes, and was within the revised range provided on November 8, 2017 (the "Revised Guidance").
Lead production was a record 21.5 thousand tonnes, up 6% from 2016, driven by La Colorada. Annual lead production was higher than the Original Guidance range of 19.0 thousand to 20.0 thousand tonnes, and slightly higher than the Revised Guidance range of 20.0 thousand tonnes to 21.0 thousand tonnes.
Copper production of 13.4 thousand tonnes was 7% lower than in 2016, largely due to mine sequencing at Morococha. 2017 annual copper production was higher than the Original Guidance range of 8.8 thousand to 9.3 thousand tonnes, and was within the Revised Guidance range.

•	Decade-low cash costs of $4.55 per ounce
Consolidated cash costs of $4.55 per ounce were $1.74 per ounce or 28% lower than in 2016, largely due to improved productivity at our mines in Peru and Mexico, higher by-product credits, and lower treatment and refining charges. The decade-low cash costs were 35% below the midpoint of the Original Guidance of $6.45 to $7.45, and at the low end of the Revised Guidance. Annual cash costs records were set at La Colorada, Huaron, Morococha, and Dolores.

•	Expansion projects completed
The La Colorada mine expansion was completed in 2017. Full design processing rates of 1,800 tonnes per day ("tpd") were achieved in mid-2017, about six months ahead of schedule. Average throughput exceeded design rates by about 5% during the last six months of 2017.
At the Dolores expansion, we completed construction of the pulp agglomeration plant with commissioning activities fully underway at year-end. We also advanced the underground mine development and reached the planned daily stacking rate of 20,000 tonnes.

•	New mine developments initiated
COSE and Joaquin projects. We obtained authorizations to initiate construction on the two mining projects located within ore trucking distance from our Manantial Espejo mine. At the Cap-Oeste Sur Este project ("COSE"), we put a team in place, purchased mining equipment, prepared the necessary project infrastructure, and started underground development. By year end, we had advanced 148 metres on the COSE underground decline.

PAN AMERICAN SILVER CORP.	4

Financial

•	Increased revenue, net earnings, and operating cash flows.
Annual revenue in 2017 of $816.8 million was up 5% from 2016, mainly due to higher base metal prices and lower treatment and refining charges.
Net earnings were $123.5 million ($0.79 basic earnings per share) compared with $101.8 million ($0.66 basic earnings per share) in 2016, net earnings in 2017 included impairment reversals of $61.6 million ($53.4 million, net of tax expense), primarily related to the reversal of the 2015 Morococha mine impairment.
Operating cash flows of $224.6 million were 5% higher than the $214.8 million generated in 2016, driven primarily by increased revenue and positive working capital changes, partially offset by higher cash taxes.
Adjusted earnings in 2017 were $77.7 million ($0.51 basic adjusted earnings per share) compared with $86.6 million ($0.57 basic adjusted earnings per share) in 2016. Higher revenue in 2017 was offset by increases in production costs, largely driven by increased non-cash net realizable value ("NRV") inventory adjustments, as well as higher depreciation and income tax expense.

•	Strong liquidity and working capital position
As at December 31, 2017, the Company had cash and short-term investment balances of $227.5 million, working capital of $410.8 million, and $300.0 million available under its undrawn revolving credit facility. During 2017, debt reduced by $32.7 million (including financial lease liabilities), resulting in year-end debt of $10.6 million, mostly related to finance lease liabilities.

•	All-In Sustaining Costs per Silver Ounce Sold (“AISCSOS”) lower than Original Guidance
2017 AISCSOS of $10.79 was $0.71 below the low end of the Original Guidance range of $11.50 to $12.90 and within the Revised Guidance range of $10.50 to $11.50.

•	Dividend increased
The quarterly dividend was increased to $0.025 per common share in 2017, double the quarterly dividend of $0.0125 per common share paid in 2016. On February 20, 2018, a quarterly dividend of $0.035 per common share was declared, representing an additional 40% increase from the quarterly dividend paid in 2017.

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2018 OPERATING OUTLOOK
These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
2018 Silver Production, Cash Costs and AISCSOS Forecasts:

	Silver Production (million ounces)	Cash Costs ($ per ounce) (1)	AISCSOS ($ per ounce) (1)
La Colorada	7.40 - 7.70	1.35 - 1.70	3.80 - 4.30
Dolores	4.50 - 4.90	(1.25) - 0.45	9.00 - 12.00
Huaron	3.60 -3.80	0.75 - 1.50	6.50 - 7.75
Morococha (92.3%)(2)	2.50 -2.70	(5.80) - (4.30)	1.05 - 3.50
San Vicente (95.0%)(2)	3.90 -4.10	10.00 -10.50	11.60 - 12.50
Manantial Espejo	3.20 - 3.30	17.60 -19.00	18.45 - 20.20
Consolidated Total	25.00 -26.50	3.60 - 4.60	9.30 - 10.80

(1)
Cash costs per ounce and AISCSOS are non-GAAP measurements. Please refer to section “Alternative Performance (Non-GAAP) Measures” for a detailed reconciliation of how these measures are calculated. The cash cost and AISCSOS forecasts assume: metal prices of $16.50/oz for silver, $3,100/tonne ($1.41/lb) for zinc, $2,350/tonne ($1.07/lb) for lead, $6,500/tonne ($2.95/lb) for copper, and $1,250/oz for gold; and, average annual exchange rates relative to 1 USD of 18.50 for the Mexican peso ("MXN"), 3.23 of the Peruvian sol ("PEN"), 19.59 for the Argentine peso ("ARS"), and 7.00 for the Bolivian boliviano ("BOL").

(2)	Reflects Pan American’s ownership in the operation.
The Company expects to produce between 25.00 million and 26.50 million ounces of silver in 2018, slightly more than the 2017 consolidated production of 24.98 million ounces, with production increases expected at La Colorada, Dolores and San Vicente more than offsetting the conclusion of production from Alamo Dorado in 2017. Production at Morococha, Huaron, and Manantial Espejo is expected to be broadly consistent with 2017.
The increase in silver production at Dolores is expected to be driven by successful commissioning and ramping-up throughput from the new pulp agglomeration plant to 5,600 tpd, ramping-up underground mining rates to 1,500 tpd, and sustaining total heap leach pad loading rates of 20,000 tpd, partially offset by lower grades from open pit sequencing. The increase at La Colorada is expected to be achieved through sustaining the expanded throughput rates while implementing further productivity enhancements with additional mine mechanizations and upgrading the mine backfill plant to enable mine sequencing that reduces grade variability. At San Vicente, the increase reflects a reduction in unplanned downtime, gradual productivity enhancements anticipated from additional mechanization efforts, enhanced mine dilution controls and improvements in site infrastructure and ancillary facilities.
Consolidated cash costs for 2018 are forecast to be between $3.60 and $4.60 per payable ounce of silver, net of by-product credits, compared with 2017 cash costs of $4.55 per ounce. The Company expects consolidated cash costs to slightly decrease as a result of lower cash costs at La Colorada and San Vicente, driven primarily by increased silver production. 2018 cash costs at the remaining operations are anticipated to be relatively steady compared to 2017.
Consolidated AISCSOS in 2018 is forecast to be between $9.30 and $10.80, similar to the $10.79 recorded in 2017 (which included NRV inventory adjustments that increased AISCSOS by $0.51 per ounce), as anticipated increases in by-product credits and lower direct selling costs are expected to be largely offset by higher sustaining capital and higher production costs, particularly at Dolores with the additions of full-year pulp agglomeration plant and underground mining costs.
.

PAN AMERICAN SILVER CORP.	6

2018 By-product Production Forecasts:

	Gold (koz)	Zinc (kt)	Lead (kt)	Copper (kt)
La Colorada	4.2 - 4.3	17.0 - 18.0	9.2 - 9.4	—
Dolores	138.9 - 147.7	—	—	—
Huaron	1.0	18.5 - 18.7	7.3 - 7.6	6.0 - 6.2
Morococha (1)	2.2 - 2.3	18.0 - 18.6	4.3 - 4.7	5.1 - 5.3
San Vicente (2)	0.2	6.5 - 6.7	0.2	0.9
Manantial Espejo	28.5 - 29.5	—	—	—
Consolidated Total	175.0 -185.0	60.0 - 62.0	21.0 - 22.0	12.0 - 12.5

(1)	Morococha data represents Pan American’s 92.3% interest in the mine's production.

(2)	San Vicente data represents Pan American’s 95.0% interest in the mine's production.
2018 gold production is expected to be between 175.0 and 185.0 thousand ounces, up from the 160.0 thousand ounces produced in 2017. The increase reflects anticipated higher throughputs, recoveries and grades at Dolores, driven by a full year of additional production attributable to pulp agglomeration and the underground mine, more than offsetting a decline in production at Manantial Espejo.
Production of zinc and lead are expected to increase from 2017 levels, resulting from enhanced productivities and sustained expanded throughput rates in the sulphide flotation plant at La Colorada, as well as from improving grades and throughput rates at San Vicente. A decline in annual copper production is expected, primarily as a result of mine sequencing at Morococha, where higher throughput from zinc and lead zones is expected.
2018 Capital Expenditure Forecasts
In 2018, Pan American expects sustaining capital investments of between $100.0 million and $105.0 million, an increase from the $84.4 million invested in 2017. In addition, Pan American expects to invest approximately $50.0 million of project capital to complete the expansion at Dolores, and advance the Joaquin and COSE projects. The following table details the forecast capital investments at the Company's operations and projects in 2018:

2018 Forecast Capital Investment ($ millions)
La Colorada	16.5 - 17.0
Dolores	47.5 - 49.0
Huaron	17.0 - 17.5
Morococha	12.0 - 12.5
San Vicente	6.0 - 7.0
Manantial Espejo	1.0 - 2.0
Sustaining Capital Total	100.0 - 105.0
Morococha projects	2.0
Mexico projects	13.0
Joaquin & COSE projects	35.0
Project Capital Total	50.0
Consolidated Total	150.0 - 155.0
Major components of forecast 2018 sustaining capital:

•	La Colorada - primarily related to approximately $12.0 million in equipment additions, replacements and overhauls; $2.0 million for the backfill project; and $2.0 million for exploration.

•
Dolores - primarily related to: approximately $26.0 million for pre-stripping activities; $15.0 million in leach pad and pumping system expansions; $4.0 million for equipment additions, replacements and overhauls; and $2.0 million for exploration.

PAN AMERICAN SILVER CORP.	7

•
Huaron - primarily related to approximately $4.0 million in equipment additions, replacements and overhauls; $5.0 million on a tailings facility expansion; $3.0 million on mine deepening; and $4.0 million for exploration.

•	Morococha - approximately $7.0 million in equipment additions, replacements and overhauls; $2 million in infrastructure and ancillary upgrades; and $3 million in exploration.

•	San Vicente - approximately $2.0 million in mine equipment additions, replacements and overhauls; $2.0 million in infrastructure and ancillary upgrades; and $2.0 million for exploration.

•	Manantial Espejo - approximately $1.0 million to $2.0 million mostly for exploration programs.
See the “2018 Mine Operations Forecasts” section of this MD&A for further details.
Forecast 2018 project capital consists of:

•	Approximately $15.0 million and $20.0 million on the development of the COSE and Joaquin mine projects, respectively.

•	Approximately $8.0 million to complete and commission the pulp agglomeration plant and complete the underground mine development at Dolores.

•	Approximately $5.0 million to complete a tailings facility expansion project at La Colorada that will lead to savings in future tailings facility expansions.

•	Approximately $2.0 million to advance engineering and plant design for a plant relocation at Morococha.
2018 General and Administrative Cost Forecast
Our 2018 general and administrative (“G&A”) costs are expected to be approximately $25.6 million, an increase from 2017 G&A of $21.4 million. The increase is primarily due to higher costs anticipated particularly for insurance, travel, legal and information technology costs. This figure is subject to fluctuations in the Canadian dollar (“CAD”) to USD exchange rate, the Company’s share price performance, which impacts share based compensation expense, and the Company’s ability to allocate certain costs incurred at head office that are directly attributable to operating subsidiaries.
2018 Exploration and Project Development Expense Forecast
Exploration expenses, excluding near-mine exploration included in sustaining capital, in 2018 are expected to total approximately $13.3 million, a decrease from the 2017 exploration expense of $19.8 million. The decrease is driven by lower spending at the Joaquin project, and a 2017 project development write-down at La Colorada not expected to occur in 2018. Non-mine-site exploration will continue to advance on targets defined at certain Mexican and Peruvian properties. The exploration expenses also include holding costs for various exploration properties, including Navidad.
2018 Mine Operation Forecasts
Expectations of management of the Company ("Management") for each mine’s operating performance in 2018 are set out below, including a discussion on expected production, cash costs, capital expenditures and AISCSOS.
La Colorada mine
La Colorada 2018 forecast silver production of 7.4 million to 7.7 million ounces is 4% to 8% more than the 7.1 million produced in 2017, driven by a full year of expanded throughput rates, additional mine mechanizations and the implementation of a hydraulic backfill system. The 2018 mine plan contemplates the mining and milling rate to increase from 1,800 tpd in January 2018 to 1,950 tpd by year-end 2018.
Forecast 2018 cash costs per ounce of between $1.35 and $1.70 represent reductions of 35% to 18%, respectively, from the $2.08 per ounce recorded in 2017. The reduction in expected cash costs reflects the benefits from increased silver production combined with higher by-product credits per ounce due to higher zinc and lead production and

PAN AMERICAN SILVER CORP.	8

higher base metal price expectations, partially offset by higher backfill, underground development and energy costs as well as modest wage and supply cost escalations.
AISCSOS for 2018 is expected to be between $3.80 and $4.30, lower than the $4.44 AISCSOS reported in 2017. The expected benefits of the increased production described above, along with higher by-product production and prices, offset the increased production costs and sustaining capital leading to the net decrease.
A $5.0 million investment in a tailings storage facility expansion is included in 2018 project capital, which is expected to reduce life-of-mine tailings related construction costs by approximately $15.0 million. Please see the “2018 Capital Expenditure Forecast” section for a summary of project capital expenditures.
Dolores mine
Forecast silver production for 2018 of 4.5 to 4.9 million ounces is expected to be 0.3 million to 0.7 million ounces higher than the 4.2 million ounces produced in 2017. The forecast increase is driven mainly by the successful commissioning and ramp-up of the pulp agglomeration plant; increased underground mining rates; and sustained heap leach pad loading rates of 20,000 tpd, partially offset by lower expected silver grades from the mine sequencing into favorable gold zones.
Cash costs in 2018 are expected to be between negative $1.25 and positive $0.45 per ounce, slightly higher than the 2017 cash costs of negative $1.65 per ounce, due to increased costs largely associated with the commissioning of the pulp agglomeration and underground mine, offset by increased silver and gold production.
AISCSOS for 2018 is expected to be between $9.00 and $12.00, compared to 2017 AISCSOS of $10.00 (which included NRV inventory adjustments that increased AISCSOS by $1.67 per ounce). Excluding the effect of 2017 NRV adjustments, AISCSOS is expected to increase from those in 2017 primarily due to increased sustaining capital investments described above, partially offset by increased silver and gold production.
Expansion project capital in 2018 is expected to total $8.0 million and relates to completing the commissioning of the pulp agglomeration circuit and underground mine project. Please see the “2018 Capital Expenditure Forecast” section for a summary of project capital expenditures.
Huaron mine
In 2018, silver production is expected to be between 3.6 million to 3.8 million ounces, comparable to 3.7 million ounces produced in 2017. The consistent production levels reflect slightly increased throughput rates offset by slightly lower grades. Despite the higher throughput, base metal production is expected to decrease due to anticipated grade and recovery declines. When compared to the mid-point guidance, lead and zinc production rates are expected to reduce by approximately 15% and 4%, respectively, from 2017 production levels as a result of the planned mine sequencing. 2018 copper production rates are expected to be comparable to 2017 levels.
2018 cash costs per ounce are forecast to be between $0.75 and $1.50, relatively consistent with 2017 cash costs of $1.35 per ounce, which reflects higher base metal price assumptions being largely offset by expected increases in production costs and lower by-product metal production.
AISCSOS for 2018 is expected to be between $6.50 and $7.75, representing a 24% to 48% increase from the $5.25 reported in 2017, primarily due to the previously discussed higher sustaining capital expenditures.
Morococha mine
Throughput rates in 2018 are expected to be consistent with those in 2017, as are silver grades and recoveries. As such the forecast 2018 silver production of 2.5 million to 2.7 million ounces is consistent with the 2.6 million ounces produced in 2017. However, planned changes in mine sequencing are expected to change the plant feed composition towards zinc and lead-rich ore that contains less copper than previously mined zones. When compared to the mid-point of 2018 guidance, lead and zinc production rates are expected to increase by approximately 30% and 13%, respectively, from 2017 production levels as a result of the planned mine sequencing, while copper production rates are expected to decrease by 22% relative to 2017 levels.

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Forecast 2018 cash costs of between negative $5.80 and negative $4.30 per ounce compare to 2017 cash costs of negative $5.34 per ounce. The consistent year-over-year cash costs reflect the anticipated higher by-product credits, from increased zinc and lead production and metal prices, largely offsetting an expected production cost increase from increased underground advances and modest wage and supply cost escalations.
AISCSOS for 2018 is expected to be between $1.05 and $3.50, roughly consistent with the $1.22 reported in 2017, primarily due to the expected increase in by-product credits, being offset by higher operating costs.
San Vicente mine
Silver production for 2018 is forecast to be between 3.9 million and 4.1 million ounces, compared to 3.6 million ounces in 2017. The increase is based on anticipated higher throughput rates, silver grades and recoveries driven by reductions in unplanned downtime, additional mechanization efforts, and enhanced mine dilution controls. Similarly, forecast zinc production in 2018 is anticipated to be between 49% to 54% higher as a result of the anticipated increased throughput and higher expected zinc grades. Higher copper and lower lead grades in 2018 are expected to increase copper production by 42% and decrease lead production by 58%, compared to 2017.
Cash costs in 2018 are expected to decline by up to $1.85 per ounce to be between $10.00 and $10.50 per ounce compared with 2017 due to larger by-product credits from higher base metal price assumptions and increased zinc and silver production, which more than offsets expected cost escalations, primarily from higher labor costs.
AISCSOS for 2018 is expected to be between $11.60 and $12.50, a significant decrease from the $14.40 reported in 2017, due to the expectation that increased silver production, lower sustaining capital investments, and increased by-product credits will more than offset an anticipated escalation in production costs.
Manantial Espejo mine
Forecast 2018 silver production of 3.2 to 3.3 million ounces is roughly the same as the 3.1 million ounces produced in 2017, reflecting consistent throughput and slightly increased grades offset by a decrease in recoveries. Forecast 2018 gold production of 28.5 thousand to 29.5 thousand ounces, however, is significantly less than the 45.3 thousand ounces produced in 2017 due to planned processing of lower gold grade stockpiles.
Forecast 2018 cash costs of $17.60 to $19.00 per ounce are largely consistent with 2017 cash costs of $18.25 per ounce, as a result of significantly lower by-product credits due to the reduction in gold grades, offset by the expected decrease in production costs with the completion of open pit mining in 2017.
AISCSOS for 2018 is expected to be between $18.45 and $20.20, a decrease from the $23.42 reported in 2017 (which included NRV inventory adjustments that increased AISCSOS by $2.54 per ounce) due mainly to lower production costs and sustaining capital, partially offset by lower by-product credits from the decline in gold production.

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MID-TERM OUTLOOK
The following table provides the Company’s estimates for metal production, gold production, cash costs, sustaining capital expenditures, and AISCSOS for fiscal 2018 to 2020. The increase in production primarily reflects the impact of the expanded operations at La Colorada and Dolores, and the additional production expected from the COSE and Joaquin projects in Argentina.
These estimates are forward-looking and are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.

	2018 Guidance	2019 Outlook	2020 Outlook
Production
Silver (million ounces)	25.0 - 26.5	27.7 - 29.7	30.5 - 33.0
Gold (thousand ounces)	175 - 185	183 - 193	165 - 179
Zinc (thousand tonnes)	60.0 - 62.0	55.5 - 59.5	60.5 - 64.5
Lead (thousand tonnes)	21.0 - 22.0	21.0 - 23.0	23.0 - 26.0
Copper (thousand tonnes)	12.0 - 12.5	10.5 - 12.5	11.5 - 13.5
Cash Costs(1) ($/ounce)	3.60 - 4.60	4.50 - 6.00	4.75 - 6.75
Sustaining capital ($ millions)	100 - 105	100 - 110	75 - 90
AISCSOS(1) ($/ounce)	9.30 - 10.80	9.50 - 11.50	8.50 - 11.00

(1)
Cash costs per ounce and AISCSOS are non-GAAP measurements. Please refer to section “Alternative Performance (Non-GAAP) Measures” for a detailed reconciliation of how these measures are calculated. The cash cost and AISCSOS forecasts assume: by-product credit prices of $3,100/tonne ($1.41/lb) for zinc, $2,350/tonne ($1.07/lb.) for lead, $6,500/tonne ($2.95/lb.) for copper, and $1,250/oz. for gold; and, average annual exchange rates relative to 1 USD of 18.50 for the MXN, 3.23 of the PEN, 19.59 for the ARS, and 7.00 for the BOL.

2017 OPERATING PERFORMANCE
The following table provides silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and twelve month periods ended December 31, 2017 and 2016:

	Silver Production (ounces ‘000s)				Cash Costs(1) ($ per ounce)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
La Colorada	1,870	1,665	7,056	5,795	0.43	4.38	2.08	6.15
Dolores	1,256	897	4,232	3,838	(3.93)	(5.93)	(1.65)	(1.08)
Alamo Dorado	33	401	641	1,864	2.09	22.80	16.49	16.02
Huaron	951	935	3,684	3,812	2.08	4.54	1.35	5.79
Morococha(2)	721	578	2,634	2,541	(7.42)	5.52	(5.34)	4.21
San Vicente(3)	1,102	1,050	3,610	4,433	9.04	11.22	11.85	11.95
Manantial Espejo	646	779	3,123	3,136	26.52	14.61	18.25	4.28
Total (4)	6,579	6,306	24,979	25,419	3.18	6.66	4.55	6.29

(1)
Cash costs is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the 2017 Financial Statements.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.

(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.

(4)	Totals may not add due to rounding.

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2017 Silver Production
The chart below presents silver production by mine in 2017:
Consolidated silver production in the fourth quarter of 2017 ("Q4 2017 ") of 6.58 million ounces was 4% more than the 6.31 million ounces produced in Q4 2016. The quarterly increase resulted from record quarterly production at Dolores and La Colorada, as well as increased production at Morococha, all with higher throughput rates, which more than offset the anticipated production decline from the conclusion of mining at Alamo Dorado along with lower silver grades following the conclusion of open pit mining at Manantial Espejo.
Consolidated annual silver production of 25.0 million ounces was similar to the 25.4 million produced in 2016, as record annual production at La Colorada and Dolores offset the expected decline at Alamo Dorado and shortfalls at San Vicente. Each operation’s silver production variances are further discussed in the “Individual Mine Performance” section of this MD&A.
2017 Cash Costs
Consolidated cash costs per ounce of silver for Q4 2017 and full year 2017 were $3.18 and a decade low $4.55, respectively, representing a 52% and 28% reduction from Q4 2016 and 2016 cash costs, respectively. Record low annual cash costs per ounce were achieved at La Colorada, Dolores, Huaron and Morococha during 2017.
The quarter-over-quarter reduction was the result of higher by-product credits, which increased by $2.52 per ounce from higher metal prices for all by-products, increased silver sales volumes, mainly from increased production at Dolores, La Colorada and Morococha and decreased direct selling costs from improved contract terms for concentrate treatment and refining.
The year-over-year cash costs variances were driven by similar factors, with the exception of silver production, which was slightly lower due to the higher production at La Colorada and Dolores, being offset by the declines at Alamo Dorado and San Vicente.
Each operation’s cash costs variances are discussed in the “Individual Mine Performance” section of this MD&A.

PAN AMERICAN SILVER CORP.	12

2017 By-Product Production

	By-Product Production
	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Gold – koz	43.7	43.9	160.0	183.9
Zinc – kt	14.7	13.2	55.3	51.9
Lead – kt	5.4	5.5	21.5	20.2
Copper – kt	3.0	3.1	13.4	14.4
Gold production during Q4 2017 was 43.7 thousand ounces, roughly consistent with the 43.9 thousand ounces produced in Q4 2016. The comparable production reflects record quarterly production at Dolores offsetting the anticipated decline in gold grades at Manantial Espejo.
2017 gold production of 160.0 thousand ounces was 13% lower than 2016 production on account of the anticipated lower grades at Manantial Espejo, attributable to the completion of open pit mine production, and the conclusion of mining at Alamo Dorado. These production declines were partially offset with the record annual gold production achieved at Dolores.
Record quarterly zinc production in Q4 2017 was 11% higher than Q4 2016, driven by higher ore grades and throughput at La Colorada, partially offset by lower grades at Huaron . Q4 2017 lead production was comparable with prior period production. Q4 2017 copper production was 3% lower than in Q4 2016, primarily the result of anticipated lower copper grades at Morococha.
Record annual zinc production of 55.3 thousand tonnes in 2017 was 7% more than in 2016, primarily reflecting the expansion of La Colorada. 2017 consolidated lead production was a record 21.5 thousand tonnes, up 6% from 2016, also driven primarily by La Colorada. 2017 copper production of 13.4 thousand tonnes was 7% lower than in 2016, due largely to Morococha mine sequencing.
Each operation’s by-product production is discussed in the “Individual Mine Performance” section of this MD&A.
2017 Average Market Metal Prices
The following tables set out the average market price for each metal produced for 2017 and 2016:

	Average Market Metal Prices(1)
	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Silver $/ounce	16.73	17.19	17.05	17.14
Gold $/ounce	1,275	1,222	1,257	1,251
Zinc $/tonne	3,236	2,517	2,896	2,095
Lead $/tonne	2,492	2,149	2,317	1,872
Copper $/tonne	6,808	5,277	6,166	4,860

(1)
Average market prices are for zinc, lead and copper are the London Metal Exchange cash prices for the three and twelve month periods ended December 31, 2017 and 2016, silver and gold prices are the London Bullion Metal Association prices for the same periods.

PAN AMERICAN SILVER CORP.	13

2017 AISCSOS
The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for the three and twelve months ended December 31, 2017, as compared to the same period in 2016:

	Payable Silver Sold (ounces ‘000s)				AISCSOS(1) ($ per ounce)
	Three months ended December 31,		Year ended December 31,		Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2017	2016	2017	2016
La Colorada	1,847	1,561	6,853	5,486	2.81	5.52	4.44	7.49
Dolores	1,225	895	4,089	3,839	13.62	2.96	10.00	8.29
Alamo Dorado	133	286	867	1,967	17.45	28.44	17.69	14.85
Huaron	813	759	3,181	3,233	7.00	12.62	5.25	11.11
Morococha	658	526	2,448	2,377	(1.54)	15.02	1.22	9.32
San Vicente	1,218	1,332	3,603	4,264	12.31	12.43	14.40	14.30
Manantial Espejo	766	779	3,171	3,033	28.63	3.77	23.42	(2.08)
Total (2)	6,659	6,138	24,212	24,200	10.86	10.38	10.79	10.17

(1)
AISCSOS is a non-GAAP measure. Please refer to the section “Alternative Performance (Non-GAAP) Measures” of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements. G&A costs are included in the consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

(2)	Totals may not add due to rounding.

Consolidated AISCSOS for Q4 2017 and annual 2017, were $10.86 and $10.79, respectively, representing increases of 5% and 6%, from the comparable AISCSOS amounts in 2016.
The quarter-over-quarter increase largely reflects increased production costs, primarily from NRV inventory adjustments that added $0.83 to AISCSOS in Q4 2017 (reduced Q4 2016 AISCSOS by $1.75), and higher operating costs at Manantial Espejo. These AISCSOS increases were partially offset by: increased by-product credits from higher metal prices for all by-products; increased silver sales volumes, mainly from increased production at Dolores, La Colorada and Morococha; and decreased direct selling costs from improved contract terms for concentrate treatment and refining.
The increase in annual AISCSOS was similarly driven by increased production costs, mainly from increased negative NRV inventory adjustments, which added $0.51 to AISCSOS in 2017 (reduced 2016 AISCSOS by $1.77). The increased production costs were partially offset by: higher by-product credits, mostly from stronger base metal prices partially offset by lower quantities of gold and copper sold in the year; decreased direct selling costs; lower royalties, driven by lower sales volumes at San Vicente; and lower sustaining capital expenditures, mainly due to the timing of sustaining capital payments at Dolores.

PAN AMERICAN SILVER CORP.	14

Individual Mine Performance
The following tables summarize the 2017 metal production, cash costs and AISCSOS achieved for each individual operation compared to the Original Guidance. Reported metal figures included in tables in this section are volumes of metal produced.
For the purposes of these comparisons, the symbols have the following meanings:

✓✓	Actual results were better than 2017 Original Guidance range
✓	Actual results met 2017 Original Guidance range
✗	Actual results fell short of 2017 Original Guidance range

	2017 Silver Production (million ounces)			2017 Cash Costs(1) ($ per ounce)			2017 AISCSOS(1) ($ per ounce)
	Forecast (2)	Actual		Forecast (2)	Actual		Forecast (2)	Actual
La Colorada	6.40 - 6.90	7.06	✓✓	3.35 - 3.95	$2.08	✓✓	5.00 - 5.90	$4.44	✓✓
Dolores	4.00 - 4.50	4.23	✓	1.25 -2.25	(1.65)	✓✓	11.00 - 12.50	$10.00	✓✓
Alamo Dorado	0.25 - 0.30	0.64	✓✓	18.00 -20.00	16.49	✓✓	18.40 - 19.40	$17.69	✓✓
Huaron	3.65 -3.80	3.68	✓	5.95 -6.95	1.35	✓✓	9.25 - 10.50	$5.25	✓✓
Morococha(3)	2.50 -2.60	2.63	✓✓	3.15 -4.15	(5.34)	✓✓	8.25 - 9.75	$1.22	✓✓
San Vicente(3)	4.40 -4.50	3.61	✗	10.90 -11.90	11.85	✓	13.80 - 14.80	$14.40	✓
Manantial Espejo	3.30 - 3.40	3.12	✗	15.35 -16.25	18.25	✗	16.90 - 18.10	$23.42	✗
Total(4)	24.50 -26.00	24.98	✓	6.45 -7.45	$4.55	✓✓	11.50 - 12.90	$10.79	✓✓

(1)
Cash Costs and AISCSOS are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

(2)	Forecast amount per guidance included in the annual MD&A for fiscal 2016 dated March 22, 2017.

(3)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(4)	Totals may not add due to rounding.

	2017 Gold Production (koz)			2017 Zinc Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	3.3 – 3.5	4.3	✓✓	14.0 – 14.5	15.4	✓✓
Dolores	109.1 – 115.0	103.0	✗	—	—
Alamo Dorado	1.4 – 1.5	2.1	✓✓	—	—
Huaron	0.3 – 0.4	1.1	✓✓	16.0 – 16.5	19.4	✓✓
Morococha(2)	2.9 – 3.1	3.5	✓✓	20.2 – 21.0	16.1	✗
San Vicente(2)	0.5 – 0.55	0.5	✓	6.3 – 6.5	4.4	✗
Manantial Espejo	37.5 – 41.0	45.3	✓✓	—	—
Total(3)	155.0 – 165.0	160.0	✓	56.5 - 58.5	55.3	✗

(1)	Forecast amount per guidance included in the annual MD&A for fiscal 2016 dated March 22, 2017.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	15

	2017 Lead Production (kt)			2017 Copper Production (kt)
	Forecast (1)	Actual		Forecast (1)	Actual
La Colorada	7.5 – 7.8	8.8	✓✓	—	—
Alamo Dorado	—	—		0.01	0.01	✓
Huaron	7.2 – 7.4	8.8	✓✓	6.0 – 6.2	6.1	✓
Morococha(2)	4.0 – 4.5	3.5	✗	2.1 – 2.4	6.6	✓✓
San Vicente(2)	0.3	0.5	✓✓	0.7	0.6	✗
Total(3)	19.0 – 20.0	21.5	✓✓	8.8 - 9.3	13.4	✓✓

(1)	Forecast amount per guidance included in the annual MD&A for fiscal 2016 dated March 22, 2017.

(2)	Production figures are only for Pan American’s ownership share of Morococha (92.3%), and San Vicente (95.0%).

(3)	Totals may not add due to rounding.

	2017 Capital Investment ($ millions)
	Forecast(1)	Actual(2)
La Colorada	10.5 – 11.5	13.3
Dolores	39.0 – 40.0	38.4
Huaron	8.0 – 9.0	8.8
Morococha	9.0 – 10.0	12.5
San Vicente	12.0 – 13.0	8.1
Manantial Espejo	3.5 – 4.5	3.3
Sustaining Capital Sub-total(2)	82.0 - 88.0	84.4
La Colorada Expansion Project	6.5 – 7.5	6.9
Dolores Expansion Projects	51.5 – 54.5	49.9
Joaquin and COSE projects (3)	11.0 – 12.5	4.7
Project Capital Sub-total(2)	69.0 - 74.5	61.4
Total Capital	151.0 – 162.5	145.8

(1)
Forecast amount per guidance included in the annual MD&A for fiscal 2016 dated March 22, 2017, except for Joaquin and COSE projects, which were initially forecast in the MD&A for the second quarter of 2017.

(2)
Total sustaining capital investments capitalized in 2017 2343 $0.2 million more than the $84.2 million of sustaining capital cash outflows referenced in the individual mine tables and included in the 2017 AISCOS calculations, shown in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A. In addition, project capital investments in 2017 were $1.2 million less than the $62.6 million of 2017 project capital cash outflows. These differences are due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

(3)
Total expenditures of $9.7 million were incurred in 2017 for the Joaquin and COSE projects, of which $5.0 million was expensed as part of 2017 exploration and project development expenses, and the remaining $4.7 million was capitalized.

An analysis of each operation for the year ended December 31, 2017, as compared to the operating performance for the year ended December 31, 2016, as well as an analysis of the 2017 operating performance compared to the 2017 Original Guidance follows. The project capital amounts invested in 2017 are further discussed in the 2017 Project Development Update section of this MD&A.

PAN AMERICAN SILVER CORP.	16

La Colorada mine

	Year ended December 31,
	2017	2016
Tonnes milled - kt	655.3	528.8
Average silver grade – grams per tonne	368	377
Average zinc grade - %	2.81	2.63
Average lead grade - %	1.54	1.31
Average silver recovery - %	91.1	90.3
Average zinc recovery - %	83.7	82.2
Average lead recovery - %	86.9	86.5
Production:
Silver – koz	7,056	5,795
Gold – koz	4.29	2.93
Zinc – kt	15.44	11.40
Lead – kt	8.80	6.00

Cash cost per ounce net of by-products(1)	$2.08	$6.15

AISCSOS(2)	$4.44	$7.49

Payable silver sold - koz	6,853	5,486

Sustaining capital - (’000s)(3)	$13,970	$10,545

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

(3)
Sustaining capital expenditures exclude $8.0 million of investing activity cash outflow for 2017 (2016: $54.0 million) related to investment capital incurred on the La Colorada expansion project as disclosed in the “Project Development Update” section of this MD&A.

2017 versus 2016
The La Colorada mine produced a record 7.1 million ounces of silver in 2017, 22% more than in 2016 due to a 24% increase in throughput rates, partially offset by a 2% decline in silver grades. The improved throughput reflects the benefits of the expansion project, which was largely completed in Q4 2016 and fully commissioned by mid-2017. During 2017, the mine also produced a record 15.4 thousand tonnes of zinc and a record 8.8 thousand tonnes of lead, 35% and 47% more than in 2016, respectively, due to increased throughput of sulphide ore, as well as improved sulphide ore grades.
2017 cash costs of $2.08 per ounce of silver were a mine record and $4.07 lower than the $6.15 per ounce in 2016. The 66% decrease was primarily the result of improved by-product credits from increased quantities of by-products produced and higher by-product metal prices, as well as increased silver production, all partially offset by higher operating costs due to the higher throughput.
2017 AISCSOS of $4.44 decreased 41% from $7.49 in 2016, as a result of improved production rates following the completion of the expansion project and higher base metal prices.
Sustaining capital cash outflows totaled $14.0 million in 2017, an increase of $3.4 million from the $10.5 million in 2016. Sustaining capital in 2017 primarily related to a tailings storage facility expansion, exploration, underground equipment, and underground development. Sustaining capital excludes $8.0 million spent on the La Colorada expansion project during the year (2016 - $54.0 million), which is further described in the Project Development Update section of this MD&A.

PAN AMERICAN SILVER CORP.	17

2017 versus Guidance
2017 silver production at La Colorada of 7.06 million ounces was 2% more than the high end of management’s Original Guidance range of 6.40 million to 6.90 million ounces, resulting primarily from the higher than expected record throughput rates achieved by reaching the expanded 1,800 tpd rate in mid-2017, six months ahead of schedule. Base metal production also benefited from the higher throughput, resulting in zinc and lead production that exceeded the high end of the Original Guidance by 6% and 13%, respectively. Gold production also exceeded the high end of the 2017 Original Guidance.
The record 2017 cash costs of $2.08 per ounce were under the low end of management’s Original Guidance range of between $3.35 and $3.95 per ounce. 2017 cash costs were positively influenced by higher than expected by-product credits driven by higher zinc and lead prices and production, and the higher than originally expected silver production.
2017 AISCSOS of $4.44 was also less than the low end of management’s Original Guidance range of between $5.00 and $5.90, due mainly to higher than expected zinc and lead by-product credits and greater quantities of silver sold.
Sustaining capital investments in 2017 totaled $13.3 million, which was $1.8 million more than the high-end of management’s Original Guidance range of $10.5 million to $11.5 million as a result of additional investments in near-mine exploration, and expanded investments in a tailings facility to generate capacity greater than that initially planned. Sustaining capital cash outflows in 2017 of $14.0 million were higher than amounts capitalized in the year due to the timing of cash payments for capital investments.
Dolores mine

	Year ended December 31,
	2017	2016
Tonnes placed - kt	6,604.9	6,306.5
Average silver grade – grams per tonne	38	37
Average gold grade – grams per tonne	0.66	0.75
Average silver produced to placed ratio - %	51.7	50.8
Average gold produced to placed ratio - %	70.7	67.7
Production:
Silver – koz	4,232	3,838
Gold – koz	103.0	102.8

Cash cost per ounce net of by-products(1)	(1.65)	(1.08)

AISCSOS(2)	10.00	8.29

Payable silver sold - koz	4,089	3,839

Sustaining capital - (’000s)(3)	$36,071	$48,079

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

(3)
Sustaining capital expenditures excludes $49.3 million of investing activity cash outflow for 2017 (2016: $65.1 million) related to investment capital incurred on Dolores expansion projects, as disclosed in the “Project Development Update” section of this MD&A.

2017 versus 2016
In 2017, Dolores produced a record 4.23 million ounces of silver, which was 10% higher than the 3.84 million ounces produced in 2016. The increase was primarily the result of higher stacking rates, which increased by 5% and to a new annual record, and 3% higher silver grades due to mine sequencing. Gold production of 103.0 thousand ounces in 2017 was consistent with the 102.8 thousand ounces produced in 2016, due to lower gold grades from mine sequencing, offset by higher stacking rates and recoveries.

PAN AMERICAN SILVER CORP.	18

2017 cash costs were a record negative $1.65 per ounce of silver, a $0.57 per ounce decrease relative to 2016. The lower cash costs were mainly the result of lower unit production costs per tonne benefiting from higher throughputs.
2017 AISCSOS of $10.00 was $1.71 higher than the $8.29 in 2016. The increase was primarily the result of a $29.3 million increase in production costs due to NRV adjustments, partially offset by $5.0 million lower direct operating costs from increased ore stockpile and heap inventories, $12.0 million lower sustaining capital, and a $4.5 million increase in by-product credits from higher gold prices and quantities sold.
Sustaining capital cash outflows of $36.1 million in 2017 were lower than the $48.1 million in 2016, primarily due to the timing of payments and lower investments in leach pad expansions and equipment rehabilitations in 2017. Capital expenditures primarily consisted of open pit pre-stripping, leach pad expansions, new mobile mining equipment purchases, and exploration. 2017 sustaining capital excluded $49.3 million of cash outflows relating to Dolores expansion projects (2016 - $65.1 million), which is further discussed in the "Project Development Update" section of this MD&A.
2017 versus Guidance
2017 silver production of 4.23 million ounces was within management’s Original Guidance range of 4.00 million to 4.50 million ounces as higher silver grades from mine sequencing offset the slower than expected start-up of the pulp agglomeration plant. Gold production of 103.0 thousand ounces was below the low end of the Original Guidance range of 109.1 thousand to 115.0 thousand ounces, as a result of lower gold grades from mine sequencing and the slower than expected start-up of the pulp agglomeration plant.
Record low negative cash costs of $1.65 per ounce of silver were significantly less than the low end of the Original Guidance range of $1.25 to $2.25 per ounce. The better than expected cash costs were mainly the result of the record throughput rates, as well as favorable Mexican government diesel credit incentives that were not forecast.
2017 AISCSOS of $10.00 was below the low end of management’s guidance range of between $11.00 and $12.50, primarily due to the higher throughput rates and diesel credits.
Sustaining capital investments in 2017 totaled $38.4 million, which was slightly lower than the low end of the Original Guidance range of $39.0 million to $40.0 million. Sustaining capital cash outflows of $36.1 million were $2.3 million lower than the amounts capitalized in 2017 due to the timing of capital investment cash payments.

PAN AMERICAN SILVER CORP.	19

Alamo Dorado mine

	Year ended December 31,
	2017	2016
Tonnes milled - kt	451.8	1,833.1
Average silver grade – grams per tonne	43	45
Average gold grade – grams per tonne	0.17	0.18
Average silver recovery - %	67.6	68.8
Production:
Silver – koz	640.7	1,864.0
Gold – koz	2.1	8.4
Copper – tonnes	13	30

Cash cost per ounce net of by-products(1)	16.49	16.02

AISCSOS(2)	17.69	14.85

Payable silver sold - koz	867	1,967

Sustaining capital - (’000s)	$—	$—

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

2017 versus 2016
2017 silver and gold production reflects the processing of the last ore stockpiles and the clean out of the processing facility.
2017 cash costs were $16.49 per ounce of silver, consistent with 2016 cash costs. 2017 AISCSOS of $17.69 were $2.84 higher than 2016 AISCSOS of $14.85. The increase was largely attributable to the timing of final inventory processing.
No sustaining capital expenditures were incurred at Alamo Dorado during 2017 or 2016, as mining activities were completed and the reclamation phase of the mine was underway.
2017 versus Guidance
Alamo Dorado’s silver production of 0.64 million ounces in 2017 was 113% more than the high end of management’s Original Guidance range of 0.25 million to 0.30 million ounces due to the higher than expected quantity of silver recovered during the clean out of the process plant.
Actual cash costs of $16.49 per ounce were lower than the low end of management’s Original Guidance range of $18.00 to $20.00, due largely to the higher than expected gold and silver production.
2017 AISCSOS of $17.69 was lower than management’s Original Guidance range of $18.40 to $19.40 per ounce, also benefiting from the higher than expected production.
As forecast, there were no sustaining capital expenditures at Alamo Dorado during 2017.

PAN AMERICAN SILVER CORP.	20

Huaron mine

	Year ended December 31,
	2017	2016
Tonnes milled - kt	928.1	904.4
Average silver grade – grams per tonne	146	157
Average zinc grade - %	2.70	3.01
Average lead grade - %	1.23	1.51
Average copper grade - %	0.84	0.90
Average silver recovery - %	85.2	84.1
Average zinc recovery - %	77.6	74.3
Average lead recovery - %	77.7	79.4
Average copper recovery - %	78.5	75.5
Production:
Silver – koz	3,684	3,812
Gold – koz	1.15	0.81
Zinc – kt	19.37	19.94
Lead – kt	8.77	10.72
Copper – kt	6.09	6.07

Cash cost per ounce net of by-products(1)	$1.35	$5.79

AISCSOS(2)	$5.25	$11.11

Payable silver sold – koz	3,181	3,233

Sustaining capital - (’000s)	$10,267	$11,994

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

2017 versus 2016
2017 silver production was 3% lower than 2016 due to 7% lower grades from mine sequencing, partially offset by higher throughput rates and mill recoveries. By-product metal production was also lower due to mine sequencing. 2017 zinc and lead production decreased 3% and 18%, respectively, relative to 2016. Copper production in 2017 was comparable to that in 2016. Mill recoveries improved for all metals, except lead, due to flotation circuit upgrades completed in the year.
2017 cash costs of $1.35 per ounce declined 77% relative to 2016. The decrease resulted from higher by-product credits from higher base metal prices, and favorable concentrate treatment and refining charges, which more than offset the slightly lower base metal and silver production.
2017 AISCSOS of $5.25 were 53% lower than the $11.11 for 2016, primarily due to significantly higher by-product credits realized from higher base metal prices, along with the improved concentrate refining terms.
Sustaining capital cash outflows during 2017 totaled $10.3 million, a decrease from the $12.0 million spent in 2016, and related primarily to equipment replacements and refurbishments, plant and infrastructure upgrades and exploration drilling.
2017 versus Guidance
2017 record throughput rates and record recoveries were better than expected, while silver grades were lower than expected, resulting in production of 3.68 million ounces, within management’s Original Guidance of 3.65 million ounces to 3.80 million ounces.
Zinc and lead production were 17% and 19% above the high end of management’s Original Guidance ranges of between 16.00 and 16.50 thousand tonnes, and 7.20 and 7.40 thousand tonnes, respectively. Copper production of

PAN AMERICAN SILVER CORP.	21

6.09 thousand tonnes was within management’s Original Guidance range of between 6.00 and 6.20 thousand tonnes. Zinc and lead production exceeded management’s original forecast amounts due to better than expected grades and recoveries.
2017 cash costs of $1.35 per ounce were 77% under the low end of the Original Guidance range of $5.95 to $6.95 per ounce, primarily the result of higher than anticipated by-product credits due to both higher prices and production.
2017 AISCSOS of $5.25 were 43% lower than the low end of the Original Guidance range of $9.25 to $10.50, also a result of the higher than anticipated by-product credits.
Sustaining capital investments in 2017 totaled $8.8 million, which was within the Original Guidance range of $8.0 million to $9.0 million.
Morococha mine(1)

	Year ended December 31,
	2017	2016
Tonnes milled – kt	676.9	672.8
Average silver grade – grams per tonne	137	135
Average zinc grade - %	3.01	3.15
Average lead grade - %	0.78	0.75
Average copper grade - %	1.20	1.44
Average silver recovery - %	89.2	88.4
Average zinc recovery - %	79.6	73.2
Average lead recovery - %	66.6	60.0
Average copper recovery - %	83.9	82.6
Production:
Silver – koz	2,634	2,541
Gold – koz	3.53	2.14
Zinc – kt	16.13	15.46
Lead – kt	3.46	2.94
Copper – kt	6.64	7.74

Cash cost per ounce net of by-products (2)	$(5.34)	$4.21

AISCSOS(3)	$1.22	$9.32

Payable silver sold (100%) - koz	2,448	2,377

Sustaining capital (100%) - (’000s)	$12,428	$10,945

(1)	Production figures are for Pan American’s 92.3% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to our cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

2017 versus 2016
2017 silver production at Morococha was 4% higher than in 2016 primarily due to higher throughput rates, grades and record recoveries. As a result of mine sequencing, 2017 zinc and lead production was 4% and 18% higher, respectively, while copper production decreased by 14% relative to 2016.
Cash costs of negative $5.34 per ounce in 2017 were $9.55 per ounce lower than 2016 cash costs of $4.21 per ounce. The reduction was primarily the result of higher by-product prices and higher silver, lead, and zinc production, which more than offset the lower copper production.
2017 AISCSOS of $1.22 were 87% lower than 2016 AISCSOS of $9.32. The decrease was primarily attributable to significantly higher by-product credits from improved base metal prices, along with improved concentrate refining terms, partially offset by higher exploration costs.

PAN AMERICAN SILVER CORP.	22

Sustaining capital cash outflows during 2017 totaled $12.4 million, an increase from $10.9 million in 2016, primarily related to exploration and mine deepening projects.
2017 versus Guidance
2017 silver production was slightly above the high end of management’s Original Guidance range of 2.50 million to 2.60 million ounces as a result of better than expected throughputs and recoveries.
By-product metal production relative to Original Guidance was mixed, driven by mine sequencing decisions which shifted production towards higher copper grade zones. Zinc and lead were below the Original Guidance ranges of 20.2 to 21.0 thousand tonnes and 4.0 to 4.5 thousand tonnes, by 20% and 14%, respectively. Copper production exceeded the high end of the Original Guidance range of 2.1 to 2.4 thousand tonnes by 177%.
2017 cash costs of negative $5.34 per ounce were below the low end of our guidance range of $3.15 to $4.15 per ounce due to higher by-product credits and lower than expected concentrate treatment and refining charges.
2017 AISCSOS of $1.22 was 85% under the low end of the Original Guidance range of $8.25 to $9.75. This was largely the result of higher than anticipated by-product credits from higher metal prices and copper production, partially offset by lower than forecast zinc and lead production.
Sustaining capital investments in 2017 totaled $12.5 million, which were higher than the Original Guidance range of $9.0 million to $10.0 million, due to increased near mine exploration, additional mine equipment acquisitions and maintenance, and better than expected advancements in the Manuelita mine deepening at Morococha.
San Vicente mine (1)

	Year ended December 31,
	2017	2016
Tonnes milled – kt	328.1	338.9
Average silver grade – grams per tonne	374	443
Average zinc grade - %	1.94	2.05
Average lead grade - %	0.29	0.32
Average silver recovery - %	92.6	93.2
Average zinc recovery - %	68.7	73.0
Average lead recovery - %	80.1	84.2
Production:
Silver – koz	3,610	4,433
Gold – koz	0.51
Zinc – kt	4.36	5.08
Lead – kt	0.47	0.59
Copper – kt	0.63	0.55

Cash cost per ounce net of by-products (2)	$11.85	$11.95

AISCSOS(3)	$14.40	$14.30

Payable silver sold (100%) - koz	3,603	4,264

Sustaining capital (100%) - (’000s)	$8,146	$4,963

(1)	Production figures are for Pan American’s 95.0% share only, unless otherwise noted.

(2)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(3)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

2017 versus 2016
2017 silver production decreased 19% relative to 2016, primarily due to unscheduled downtime and a 16% reduction in head grades primarily due to higher than anticipated mining dilution. The downtime was required to address a

PAN AMERICAN SILVER CORP.	23

combination of plant maintenance, employee work stoppages, and safety matters.  The decline in ore grades was attributable to preparation delays of higher-grade stopes, as well as additional mining dilution experienced with the transitioning of certain conventional mine areas into more mechanized mining methods. Zinc and lead production decreased by 14% and 20%, respectively, which was partially offset by a 15% increase in copper production. The variations in base metal production were also due to mine sequencing and mine development shortfalls.
The 2017 cash costs of $11.85 per ounce were consistent with 2016 cash costs of $11.95 per ounce, as a result of decreased silver, lead and zinc production, offset by better base metal prices, lower royalties, and better concentrate treatment and refining terms.
2017 AISCSOS of $14.40 were $0.10 higher than 2016 AISCSOS of $14.30, primarily the result of a $3.2 million increase in capital expenditures and a 16% reduction in quantities of silver sold offsetting a decrease in royalties and concentrate treatment and refining charges.
2017 sustaining capital cash outflows totaled $8.1 million, an increase from $5.0 million in 2016. The increase was primarily related to additional investments in mining equipment to aid with the mechanization efforts.
2017 versus Guidance
Attributable silver production in 2017 of 3.61 million ounces was 18% below the low end of the Original Guidance range of 4.40 million to 4.50 million ounces, primarily due to unscheduled downtime and delays in accessing higher grade stopes. Similarly, zinc and copper production was 31% and 10% below the Original Guidance of between 6.3 to 6.5 thousand tonnes, and 0.7 thousand tonnes, respectively. Lead production was 57% more than the Original Guidance of 0.3 thousand tonnes.
2017 cash costs of $11.85 per ounce of silver were within the Original Guidance range of between $10.90 to $11.90 per ounce, as a result of lower silver, zinc and copper production, offset by better by-product metal prices, lower royalty costs, and favorable treatment and refining charges.
Similarly, 2017 AISCSOS of $14.40 were within the Original Guidance range of between $13.80 and $14.80.
Sustaining capital investments in 2017 totaled $8.1 million, which is lower than the Original Guidance range of $12.0 million to $13.0 million, primarily due to management's decision to defer a tailings storage facility expansion into 2018.
Manantial Espejo mine

	Year ended December 31,
	2017	2016
Tonnes milled - kt	793.5	753.6
Average silver grade – grams per tonne	134	143
Average gold grade – grams per tonne	1.88	2.94
Average silver recovery - %	90.6	90.2
Average gold recovery - %	93.8	93.8
Production:
Silver – koz	3,123	3,136
Gold – koz	45.34	66.89

Cash cost per ounce net of by-products (1)	$18.25	$4.28

AISCSOS(2)	$23.42	$(2.08)

Payable silver sold - koz	3,171	3,033

Sustaining capital - (’000s)	$3,333	$2,868

(1)	Cash costs is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of this measure to cost of sales.

(2)
AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the 2017 Financial Statements.

PAN AMERICAN SILVER CORP.	24

2017 versus 2016
2017 silver production of 3.12 million ounces was consistent with 2016, as a result of the higher throughput being offset by lower grades from the completion of open pit mining in mid-2017. Gold production decreased by 32% due to an expected 36% decrease in head grades from processing lower grade stockpiles.
2017 cash costs of $18.25 per ounce were a $13.97 increase from the $4.28 per ounce in 2016. The main factors driving the increase were a 32% decrease in by-product credits, and a 17% increase in direct unit operating costs. The increase in direct unit operating costs reflects severance payments associated with the culmination of open pit mining activities in 2017, increased inflation, and the elimination of the Patagonian Port export credit in Q4 2016.
2017 AISCSOS of $23.42 were $25.50 higher than 2016 AISCSOS of negative $2.08. The increase was driven by higher direct unit operating costs, a $29.6 million year-over-year variance in cost increasing NRV inventory adjustments, a decline in gold production and sales volumes, and an increase in direct selling costs with the elimination of the Patagonian Port export credit.
2017 sustaining capital cash outflows totaled $3.3 million, comparable with $2.9 million in 2016. The increase was primarily the result of increased investments in underground mining equipment.
2017 versus Guidance
2017 silver production was 5% less than the low end of the Original Guidance range of 3.30 million to 3.40 million ounces, due to lower than expected grades. Gold production of 45.34 thousand ounces in 2017 was 11% more than the high end of the Original Guidance range of 37.5 thousand to 41.0 thousand ounces, as a result of higher than anticipated gold grades.
2017 cash costs of $18.25 per silver ounce were 12% higher than the high end of the Original Guidance range of $15.35 to $16.25 per ounce; the main drivers were higher than expected direct operating costs caused by inflation, and the inclusion of severance costs in operating costs.
2017 AISCSOS of $23.42 were above the high end of the Original Guidance range of between $16.90 and $18.10. This was due to unforeseen $8.1 million negative NRV adjustments that increased 2017 AISCSOS by $2.54 per ounce, in addition to the previously described higher than expected production costs.
Sustaining capital investments in 2017 totaled $3.3 million, slightly below with the low end of the Original Guidance range of $3.5 million to $4.5 million.

PROJECT DEVELOPMENT UPDATE
The following table reflects the amounts spent at each of Pan American’s major projects in 2017 as compared to 2016.

Project Development Investment	Year ended December 31,
(thousands of USD)
	2017	2016
Dolores Projects (1)	49,886	66,116
La Colorada Expansion (2)	6,869	52,854
Joaquin & COSE Projects (3)	4,674	—
Total	61,429	118,970

(1)	As a result of periodic changes in accounts payable balances, the amounts capitalized for the projects during 2017 were $0.6 million less than the project cash outflows (2016: $1.0 million more).

(2)	As a result of periodic changes in accounts payable balances, the amounts capitalized for the project during 2017 were $1.1 million more than the project cash outflows (2016: $1.1 million less).

(3)
Total expenditures of $9.7 million were incurred in 2017 for the Joaquin and COSE projects, of which $5.0 million was expensed as part of 2017 exploration and project development expenses, and the remaining $4.7 million was capitalized.

PAN AMERICAN SILVER CORP.	25

Dolores Projects
During 2017, the Company invested $49.9 million on the Dolores expansion projects, with efforts directed at:

•	Completing construction and commencing commissioning of the new pulp agglomeration plant.

•
Continuing development of the Dolores underground mine including completion of 4,720 metres of underground advances and extensive in-fill diamond drilling of the central and south zones, and mining 54 thousand tonnes from the mineralized development headings.

•	Expansion of the mine ventilation and electrical systems.
During 2018, the Company expects to invest an additional $8.0 million in project capital to complete several equipment purchases for the underground mine and to complete commissioning of the pulp agglomeration plant. In early 2018, initial production from the underground mine will focus predominantly on the central zone to allow the completion of definition and mine planning in the south zone. Production from the mine is expected to ramp up throughout 2018, and reach the design rate of 1,500 tpd by 2019. Commissioning of the pulp agglomeration plant is focused on resolving issues with the performance of the filter presses, and increasing production to the design rate of 5,600 tpd.
The Dolores expansion project is expected to increase silver and gold production through a combination of greater throughput and higher recoveries.
La Colorada Expansion Project
During 2017, the Company invested $6.9 million in the final stages of the La Colorada expansion project, with efforts primarily relating to underground mine development and completing the construction of the 115 kilovolt power line. Full design processing rates of 1,800 tpd were achieved in mid-2017, about six months ahead of schedule. Average throughput exceeded design rates by about 5% during the last six months of 2017.
Joaquin and COSE Project Developments
During 2017, the Company invested $9.7 million on the Joaquin and COSE projects, $5.0 million of which was expensed and $4.7 million of which was capitalized. At Joaquin, the Company focused its efforts on an exploration drill program and engineering analysis to determine the quantity of potentially economic material that could be trucked to the Manantial Espejo processing plant for treatment. In December 2017, the Company approved a $37.8 million investment to construct an underground mine to exploit the La Morocha deposit at the Joaquin property.
At COSE, the Company is proceeding with a $23.9 million capital investment (excluding the final $7.5 million project acquisition payment due on the earlier of May 31, 2018 or the commencement of commercial production). Underground development began during Q4 2017, and most of the COSE infrastructure is now on site.

OVERVIEW OF 2017 FINANCIAL RESULTS

•	Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past twelve quarters as well as selected annual results for the past three years. The dominant factors affecting results in the quarters and years presented below are volatility of realized metal prices, and the timing of the sales of production, which varies with the timing of shipments. The fourth quarter of 2017 included an impairment reversal to Morococha and Calcatreu. The fourth quarter of 2015 included impairment charges to Morococha, Dolores, and Alamo Dorado, while the third quarter of 2015 included impairment charges to Manantial Espejo.

PAN AMERICAN SILVER CORP.	26

2017	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$198,687	$201,319	$190,791	$226,031	$816,828
Mine operating earnings	$32,875	$44,782	$47,818	$43,285	$168,760
Earnings for the period attributable to equity holders	$19,371	$35,472	$17,256	$48,892	$120,991
Basic earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Diluted earnings per share	$0.13	$0.23	$0.11	$0.32	$0.79
Cash flow from operating activities	$38,569	$42,906	$63,793	$79,291	$224,559
Cash dividends paid per share	$0.025	$0.025	$0.025	$0.025	$0.100
Other financial information
Total assets					$1,993,332
Total long-term financial liabilities(1)					$90,027
Total attributable shareholders’ equity					$1,516,850

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2016	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$158,275	$192,258	$233,646	$190,596	$774,775
Mine operating earnings	$16,698	$44,730	$88,495	$48,956	$198,879
Earnings for the period attributable to equity holders	$1,738	$33,804	$42,766	$21,777	$100,085
Basic earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Diluted earnings per share	$0.01	$0.22	$0.28	$0.14	$0.66
Cash flow from operating activities	$771	$66,019	$102,346	$45,668	$214,804
Cash dividends paid per share	$0.0125	$0.0125	$0.0125	$0.0125	$0.0500
Other financial information
Total assets					$1,898,141
Total long-term financial liabilities(1)					$118,594
Total attributable shareholders’ equity					$1,396,298

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

2015	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$178,125	$174,189	$159,414	$162,960	$674,688
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)	$(7,771)	$(32,089)
Loss for the period attributable to equity holders	$(19,371)	$(7,322)	$(67,048)	$(132,909)	$(226,650)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Cash flow from operating activities	$11,848	$20,577	$32,866	$23,401	$88,692
Cash dividends paid per share	$0.1250	$0.0500	$0.0500	$0.0500	$0.2750
Other financial information
Total assets					$1,715,037
Total long-term financial liabilities(1)					$114,354
Total attributable shareholders’ equity					$1,297,222

(1)	Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, deferred revenue, and share purchase warrant liabilities.

PAN AMERICAN SILVER CORP.	27

•Income Statement: 2017 vs. 2016
Net earnings of $123.5 million were recorded in 2017 compared to $101.8 million in 2016, which corresponds to basic earnings per share of $0.79 and $0.66, respectively.
The following table highlights the key items driving the difference between the net earnings in 2017 and 2016:

Net earnings, year ended December 31, 2016 (in thousands of USD)		$101,825
Increased revenue:
Increased realized metal prices	$56,662
Lower quantities of metal sold	(26,166)
Decreased direct selling costs	10,975
Increased positive settlement adjustments	582
Total increase in revenue		$42,053
Increased cost of sales:
Increased production costs and decreased royalty charges	$(65,239)
Increased depreciation and amortization	(6,933)
Total increase in cost of sales		$(72,172)
Increased recovery on impairment reversal		61,554
Decreased income tax expense		15,412
Increased foreign exchange gain		10,877
Decreased interest and finance expense		2,366
Decreased general and administrative expense		2,266
Decreased net gain on asset sales, commodity contracts and derivatives		(19,295)
Increased exploration and project development expense		(8,421)
Decreased investment income and other expense		(7,120)
Decreased dilution gain, net of share of loss from associate		(5,894)
Net earnings, year ended December 31, 2017		$123,451
Revenue for 2017 was $816.8 million, a $42.1 million increase from the $774.8 million of revenue recognized in 2016. The major factor driving the increase was a $56.7 million price variance from higher realized prices for all by-product metals sold, partially offset by an estimated $26.2 million negative variance from lower quantities of metal sold, driven by 23.4 thousand fewer ounces of gold sold in 2017 compared to 2016. Revenue in 2017 was also impacted by an $11.0 million positive variance from decreased selling costs, mainly from favorable changes in contract terms relating to concentrate treatment and refining charges.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each year:

	Realized Metal Prices		Quantities of Metal Sold
	Year ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Silver(1) – koz	$16.99	17.35	24,212	24,200
Gold(1) – koz	$1,257	1,251	156.6	180.0
Zinc(1) – kt	$2,929	2,133	47.3	45.8
Lead(1) – kt	$2,351	1,892	20.7	18.8
Copper(1) – kt	$6,174	$4,816	12.7	13.5

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Realized prices for zinc, copper and lead increased by 37% and 28%, and 24%, respectively, in 2017 compared to 2016. The realized silver price decreased by 2%, while gold prices remained relatively consistent.

PAN AMERICAN SILVER CORP.	28

Gold and copper quantities sold in 2017 decreased by 13% and 6%, respectively, compared to 2016, while zinc and lead quantities sold increased by 3% and 10%, respectively. Silver sales quantities were consistent year-over-year.
Mine operating earnings of $168.8 million in 2017 were $30.1 million lower than the $198.9 million recorded in 2016. The 15% decrease was the result of a $72.2 million increase in cost of sales partially offset by the previously discussed $42.1 million increase in revenue.
The production cost variance was primarily driven by a net negative $55.1 million period-over-period change in NRV inventory adjustments (at Manantial Espejo, Dolores and Alamo Dorado) which increased 2017 costs by $12.3 million and decreased 2016 costs by $42.8 million. The remainder of the increased production costs were largely driven by increased operating costs at Manantial Espejo, which were impacted by Argentina's inflation as well as severance costs related to the conclusion of open pit mining, higher sales volumes at Dolores, La Colorada and Morococha, partially offset by decreased production costs at Alamo Dorado.
Depreciation and amortization ("D&A") expense of $122.9 million in 2017 was $6.9 million more than the $116.0 million in 2016. The increase was mainly driven by higher D&A at La Colorada and Dolores, partially offset by lower D&A at the other operations, most notably at Manantial Espejo, Alamo and San Vicente. The increased D&A at Dolores and La Colorada were attributable to higher depreciable asset-bases from the recent expansions, and from increased sales volumes. The lower D&A at Manantial Espejo, San Vicente and Alamo Dorado reflect lower sales volumes and the closing of Alamo Dorado.
G&A expense was $21.4 million in 2017 compared to $23.7 million in 2016. The $2.3 million decrease was primarily related to lower accrued bonuses for restricted share unit cash compensation that reference the Company’s share price. The Share-based compensation of $3.1 million in 2017 was comparable to the $3.8 million in 2016.
Exploration and project development expenses were $19.8 million in 2017 compared to $11.3 million incurred in 2016. The year-over-year increase was primarily from exploration activities related to the COSE and Joaquin projects in 2017, which amounted to $5.0 million. Other than the COSE and Joaquin exploration activities, the expenses recorded in each year relate to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $2.9 million was spent in 2017 compared to approximately $3.4 million in 2016.
Foreign exchange (“FX”) gains in 2017 were $1.8 million compared to FX losses of $9.1 million incurred in 2016. The 2017 gains were largely attributable to the appreciation of the Mexican Peso ("MXN"), where 2016 losses arose mainly from the devaluation of the MXN and ARS on the Company’s monetary assets denominated in those currencies.
Impairment charge reversals of $61.6 million ($53.4 million, net of tax expense) were recorded in 2017, with no impairment charges or reversals recorded in 2016. Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year-end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considers impairment, or if previous impairment charges should be reversed, at the cash generating unit (“CGU”) level, which is considered to be an individual mine or a development property. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.
The Company’s key assumptions for determining the recoverable amounts of its various CGUs, for the purpose of testing for impairment or impairment reversals, include the most current operating and capital costs information and risk adjusted project specific discount rates. The Company uses an average of analysts’ consensus prices for the first four years of its economic modeling, and long-term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.

PAN AMERICAN SILVER CORP.	29

Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of December 31, 2017, based on certain indicators, reversals of impairment were required on the following CGUs:

	2017	2016
Morococha	$60,237	$—
Calcatreu	1,317	—
	$61,554	$—
During the years ended December 2017 and 2016, Morococha generated significantly higher cash flows from operations than the amount assumed in the recoverable value estimation at December 31, 2015, primarily the result of continued costs performance and base metal prices being superior to prior expectations. Further, as of December 31, 2017, Morococha's estimated silver mineral reserve increased by 2.8 million ounces. As a result of this CGU's continued strong performance, increased silver reserves and higher long-term metal prices, the Company recognized a reversal of the remaining unamortized impairment of $60.2 million ($52.1 million, net of tax) related to its investment in Morococha at December 31, 2017.
On January 31, 2018, the Company completed the sale of 100% of the shares of Minera Aquiline Argentina SA, which owns the Calcatreu project ("Calcatreu"), for total consideration of $15.0 million in cash (the "Aquiline Acquisition"). Immediately prior to the classification to assets and liabilities held for sale, the carrying amount of Calcatreu was re-measured to its recoverable amount, being its fair value less costs of disposal, based on the expected proceeds from the sale. As a result, the Company recorded an impairment reversal of $1.3 million.
The Company used an average of analysts’ consensus pricing for the first four years of its economic modeling for the purposes of the impairment and impairment reversal analysis, and the Company's reserve prices for the long-term price assumptions for the remainder of each asset’s life. The net increase in base metal prices over 2017 led to the Company increasing the price assumptions used to estimate mineral reserves at year-end. The prices used can be found in the key assumptions section below.
Other than the previously discussed impairment reversals, and on the 2017 fourth quarter and year-end analysis Management concluded that there were no indications of impairment, nor impairment reversals, at any of the Company's other mineral property plant and equipment assets. As of December 31, 2016 management determined that fourth quarter changes in operating assumptions for the Dolores and Manantial Espejo mines, including but not limited to changes in year-end mineral reserves and resources and mine-life estimates, when considered together with increases to the Company's reserve prices and to consensus prices, could be indicative of changes in the assets' recoverable amounts significant enough to warrant either reversals of previous impairment charges, or additional impairment charges. As a result, management estimated the recoverable amounts of these mines as at December 31, 2016, determined on a fair value less costs to sell basis, and concluded that the carrying values were supportable and that no impairment charges or reversals were required.
Key assumptions:
The metal prices used to calculate the recoverable amounts at December 31, 2017 and December 31, 2016 are based on analyst consensus prices and the Company’s long-term mineral reserve prices, and are summarized in the following tables:

PAN AMERICAN SILVER CORP.	30

Metal prices used at December 31, 2017:

Metal Prices	2018-2021 average	Long term
Silver - $/oz	$18.57	$18.50
Gold - $/oz	$1,307	$1,300
Zinc - $/tonne	$2,818	$2,600
Lead - $/tonne	$2,251	$2,200
Copper - $/tonne	$6,742	$5,500
Metal prices used at December 31, 2016:

Metal Prices	2017-2020 average	Long term
Silver - $/oz	$19.93	$18.50
Gold - $/oz	$1,327	$1,300
Zinc - $/tonne	$2,567	$2,200
Lead - $/tonne	$2,142	$2,000
Copper - $/tonne	$5,725	$5,000

In 2017, the discount rates used to present value the Company’s life of mine cash flows were derived from the Company’s weighted average cost of capital, which was calculated as 5.2% (2016 – 6.4%), with rates ranging from 4.0% to 9.0% (2016 - 5.0% to 9.0%) applied to the various mines and projects, depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.
The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2017, the Company performed a sensitivity analysis on all key assumptions that assumed a 10% adverse change to each assumption while holding the other assumptions constant.
At December 31, 2017, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of the La Colorada, San Vicente, Huaron, or Morococha mines.  For the Dolores mine, Manantial Espejo mine and Navidad project, which previously had their carrying values adjusted to fair value less cost to sell through impairment charges, a 10% adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
At December 31, 2016, an adverse 10% movement in any of the major assumptions in isolation did not cause the recoverable amount to be below the CGU carrying value for any of La Colorada, Alamo Dorado, San Vicente, Huaron, Morococha, or the Navidad project.  For the Manantial Espejo mine, which in 2015 had its carrying values adjusted to fair value less cost to sell through impairment charges, a modest increase in operating costs would reduce the recoverable amount below the carrying amount.  In the case of the Dolores mine, which in 2015 had its carrying values adjusted to fair value less cost to sell through impairment charges, a modest adverse change in any one key assumption would reduce the recoverable amount below the carrying amount.
Gain on sale of mineral properties, plant and equipment in 2017 was $0.2 million compared to $25.1 million in 2016. The decrease is attributable to no significant asset sales and related gains or losses occurring in 2017 compared to the 2016 gains, which were primarily comprised of an $18.3 million gain recognized on the sale of a portion of the Company's interest in Compania Minera Shalipayco S.A.C. to Votorantim Metais - Cajamarquilla S.A., and a $6.6 million gain recognized in relation to the Maverix Metals Inc. ("Maverix") transaction. In July 2016, the Company closed its plan of arrangement with Maverix, whereby the Company transferred certain royalties and precious metals streams and payment agreements to Maverix in exchange for an approximately sixty-three percent (63%) interest in Maverix on a fully diluted basis.
Share of loss from associate and dilution gain for 2017 was $2.1 million, compared to $7.9 million in 2016 and related largely to the Company's Maverix investment. During 2017, a $0.2 million loss was recognized for the Company's portion of Maverix's estimated losses, compared to a loss of $3.0 million in 2016. Further, as a result of Maverix

PAN AMERICAN SILVER CORP.	31

issuing common shares to acquire certain assets, dilution gains totaling $2.3 million were recognized in 2017, compared to gains of $11.0 million recorded in 2016.
Interest and finance expense for 2017 was $7.2 million compared to $9.6 million in 2016. 2017 included a $2.8 million reversal of a prior years' interest expense accrual. The remaining portion of interest and finance expense consisted of accretion of the Company’s closure liabilities and interest expense associated with the revolving Credit Facility, short-term loans and leases.
Income tax expense for the year ended December 31, 2017 decreased to $59.0 million compared to $74.4 million in 2016. The 2017 and 2016 income tax expense were comprised of current and deferred income taxes as follows:

	Year ended December 31,
(In thousands of USD, except as noted)	2017	2016
Current tax expense (recovery)
Recognized in profit or loss in current year	$66,345	$44,751
Adjustments recognized in the current year with respect to prior years	(3,468)	(720)
	62,877	44,031
Deferred tax expense (recovery)
Deferred tax (recovery) expense recognized in the current year	(898)	27,942
Adjustments recognized in the current year with respect to prior years	(1,539)	1,124
Adjustments to deferred tax attributable to changes in tax rates and laws	—	1,302
Increase in deferred tax liabilities due to tax impact of impairment charge reversals of mineral properties, plant, and equipment	17,770	—
Recognition of previously unrecognized deferred tax assets	(10,275)	—
Benefit from previously unrecognized losses, and other temporary differences	(6,487)	(7,861)
Increase in deferred tax liabilities due to tax impact of net realizable value (charge) reversal to inventory	(2,414)	7,908
	(3,843)	30,415
Income tax expense	$59,034	$74,446

PAN AMERICAN SILVER CORP.	32

The $15.4 million year-over-year decrease in income tax expense was mainly due to the tax impact of foreign exchange fluctuations. In 2016, tax expense was increased by approximately $14.3 million primarily due to the devaluation of the MXN. In 2017, the tax impact of foreign exchange rate fluctuations was minimal, therefore, the 2017 income tax expense was significantly lower than in 2016. In addition to the impact of foreign exchange fluctuations, other factors resulted in an effective tax rate that varies considerably from the comparable period, and from the amount that would result from applying the Canadian federal and provisional statutory income tax rates to earnings before tax expense and non-controlling interests, as shown in the following table:

	Year ended December 31,
(In thousands of USD)	2017	2016
Earnings before taxes and non-controlling interest	$182,485	$176,271
Statutory Canadian income tax rate	26.00%	26.00%
Income tax expense based on above rates	$47,446	$45,830
Increase (decrease) due to:
Non-deductible expenditures	4,618	5,082
Foreign tax rate differences	3,644	9,729
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	2,051	1,794
- Other deferred tax assets	(10,752)	(14,406)
Non-taxable portion of net earnings of affiliates	(4,055)	(4,852)
Tax on sale of royalty	1,400	—
Changes to temporary differences	—	1,429
Effect of other taxes paid (mining and withholding)	20,065	13,678
Effect of foreign exchange on tax expense	(3,928)	10,462
Non-taxable impact of foreign exchange	2,937	3,861
Change in current tax expense estimated for prior years	(3,503)	—
Other	(889)	1,839
Income tax expense	$59,034	$74,446
Effective income tax rate	32.35%	42.23%

•	Statement of Cash Flows: 2017 vs. 2016
Cash flow from operations in 2017 totaled $224.6 million, $9.8 million more than the $214.8 million generated in 2016. The increase was largely the result of increased cash mine operating earnings and a $17.3 million increase in operating cash flows from working capital changes; partially offset by a $33.0 million increase in taxes paid.
The period-over-period increase in mine operating earnings, excluding non-cash D&A and inventory adjustments of approximately $31.9 million, was driven by increased revenues and decreased royalty costs, partially offset by increased production costs (excluding non-cash NRV inventory adjustments). Working capital changes in 2017 resulted in an $11.7 million source of cash, comprised mainly of receivables and inventory draw downs, partially offset by decreased provisions. This source of cash compared to a use of working capital of $5.5 million in 2016, and was driven primarily by a build-up in receivables in the period.
Investing activities utilized $177.8 million in 2017, inclusive of $14.3 million used on the net purchase of short-term investments. The balance of 2017 investing activities consisted primarily of spending $142.2 million on mineral property, plant and equipment at the Company’s mines and projects, and $20.2 million used for the acquisition of the COSE and Joaquin projects. In 2016, investing activities utilized $139.9 million inclusive of $56.9 million generated on the net sale of short-term investments, $202.7 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects, and $15.0 million generated on the sale of Shalipayco.
Financing activities in 2017 used $51.5 million compared to $28.2 million in 2016. Cash used in 2017 consisted of a $36.2 million repayment of the Company's revolving Credit Facility, $15.3 million paid as dividends to shareholders, $3.0 million in short-term loan proceeds, $2.6 million in proceeds on share issuances from the exercise of stock

PAN AMERICAN SILVER CORP.	33

options, and $4.5 million of lease repayments. In 2016, $7.6 million of dividends were paid, $19.5 million was used for short-term debt repayment (net of proceeds), $3.0 million of lease payments were made, and $2.4 million in proceeds were generated on share issuances from the exercises of stock options.

•	Adjusted Earnings: 2017 vs 2016
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description, and a reconciliation of these measures to the 2017 Financial Statements.
Adjusted Earnings in 2017 were $77.7 million, representing a basic adjusted earnings per share of $0.51, which was $8.9 million, or $0.06 per share, lower than 2016 adjusted earnings of $86.6 million, and basic adjusted earnings per share of $0.57, respectively.
The following chart illustrates the key factors leading to the change in adjusted earnings from 2016 to 2017:

PAN AMERICAN SILVER CORP.	34

•	Income Statement: Q4 2017 vs. Q4 2016
Net earnings of $49.7 million were recorded in Q4 2017 compared to $22.3 million in Q4 2016, which corresponds to basic earnings per share of $0.32 and $0.14, respectively.
The following table highlights the key items driving the difference between the net earnings in Q4 2017 as compared to those recorded in Q4 2016:

Net earnings, three months ended December 31, 2016 (in thousands of USD)		$22,284
Increased revenue:
Increased realized metal prices	$11,010
Higher quantities of metal sold	13,450
Decreased direct selling costs	1,248
Increased positive settlement adjustments	9,727
Total increase in revenue		$35,435
Increased cost of sales:
Increased production costs and increased royalty charges	$(29,898)
Increased depreciation and amortization	(11,208)
Total increase in cost of sales		$(41,106)
Increased recovery on impairment reversal		61,554
Increased foreign exchange gain		5,493
Decreased general and administrative expense		860
Decreased interest and finance expense		377
Increased income tax expense		(18,349)
Decreased net gain on asset sales, commodity contracts and derivatives		(7,656)
Decreased investment income and other expense		(6,978)
Increased exploration and project development expense		(1,201)
Decreased dilution gain, net of share of loss from associate		(1,049)
Net earnings, three months ended December 31, 2017		$49,664
Revenue for Q4 2017 was $226.0 million, a $35.4 million increase from $190.6 million in Q4 2016. The major factors for the increase were: a $13.5 million variance from higher quantities of metal sold, primarily from silver sales; an $11.0 million price variance from higher realized metal prices for all metals except silver; a $9.7 million increase in positive settlement adjustments on concentrate shipments; and a $1.2 million decrease in direct selling costs, primarily from favorable changes in contract terms relating to concentrate treatment and refining charges.
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended December 31,		Three months ended December 31,
	2017	2016	2017	2016
Silver(1) – koz	$16.65	$17.65	6,659	6,138
Gold(1) – koz	$1,276	$1,212	44.7	43.8
Zinc(1) – kt	$3,282	$2,587	12.6	11.5
Lead(1) – kt	$2,472	$2,178	5.2	5.0
Copper(1) – kt	$6,811	$5,282	3.0	3.0

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
Increased quarter-over-quarter realized zinc and copper prices of 27% and 29%, respectively, had the most significant impact on revenues. Gold and lead price increases of 5% and 13%, respectively, also benefited Q4 2017 revenue, while the quarter over quarter silver price declined by 6%.

PAN AMERICAN SILVER CORP.	35

Sales volumes increased for all metals except copper. The quantity of silver sold in Q4 2017 was 8% higher than in Q4 2016, largely from both increased production and the drawdown of inventories. Quarter-over-quarter zinc, gold and lead sales volumes increased by 10%, 2%, and 4% respectively, while copper sales were consistent.
Mine operating earnings of $43.3 million in Q4 2017 were comparable to the $49.0 million recorded in Q4 2016. The slightly lower Q4 2017 earnings were the result of the previously discussed $35.4 million increase in revenue being more than offset by a net $41.1 million increase in the cost of sales.
Q4 2017 production costs of $139.7 million were $29.2 million higher than in Q4 2016. The quarter-over-quarter variance included a negative $16.2 million NRV inventory movement, mainly from Manantial Espejo, which added $5.5 million to production costs in Q4 2017, compared to reducing costs by $10.7 million in Q4 2016. The remaining increase to production costs was driven by increased sales volumes at Dolores, La Colorada, Morococha, and Huaron and increased operating costs at Manantial Espejo, partially offset by decreased production costs at Alamo Dorado.
D&A expense of $34.2 million in Q4 2017 was $11.2 million higher than in Q4 2016, largely the result of increased D&A at La Colorada on account of the newly commissioned plant and mine shaft, as well as from increased sales volumes. Royalty costs in Q4 2017 were $8.8 million, $0.7 million higher than in Q4 2016, which was largely attributable to higher sales volumes from the San Vicente mine.
G&A expense was $4.7 million in Q4 2017 compared to $5.6 million in Q4 2016. The $0.9 million decrease was mainly driven by lower accrued bonuses in the current quarter, principally in relation to restricted share unit cash compensation that references the Company’s share price. Share-based compensation was $0.7 million in Q4 2017 compared to $0.6 million in Q4 2016.
Exploration and project development expenses were $4.3 million in Q4 2017 compared to $3.1 million in Q4 2016. The increase was due to increased exploration activities as well as new Joaquin related exploration costs of $1.2 million incurred in Q4 2017. The expenses recorded in each quarter primarily related to exploration and project development activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project, where approximately $0.5 million was spent in Q4 2017 compared to approximately $0.4 million in Q4 2016.
Foreign exchange (“FX”) gains in Q4 2017 were $1.1 million compared to FX losses of $4.4 million in Q4 2016. Gains in Q4 2017 resulted primarily from the favorable timing of cash flows amid volatility in MXN and ARS along with the appreciation of the CAD on CAD denominated treasury balances. Losses in Q4 2016 were driven primarily by the effect of a 6% devaluation of the MXN and 2% devaluation of ARS on local currency denominated treasury and MXN and VAT receivables balances.
Impairments reversals of $61.6 million ($53.4 million, net of tax expense) were recorded in Q4 2017, with no impairment charges or reversals recorded in Q4 2016. The Q4 2017 impairment reversals related to the previously discussed reversals at Morococha and Calcatreu.
Loss on sale of mineral properties, plant and equipment in Q4 2017 was $0.8 million compared to a gain of $6.8 million in Q4 2016. No significant asset sales and related gains or losses occurred in Q4 2017 compared to the Q4 2016 presentation of gains related to the Maverix transaction.
Share of income from associate and dilution gain for Q4 2017 was $0.3 million, compared to $1.3 million in Q4 2016, and related largely to the Company's investment in Maverix, accounted for using the equity method whereby the Company records its portion of Maverix's income or loss based on Pan American's fully diluted ownership interest.
Interest and finance expense for Q4 2017 of $2.4 million, was comparable to the $2.7 million expense in Q4 2016 and consisted of accretion of the Company’s closure liabilities and interest expense associated with the revolving Credit Facility, short-term loans and leases.
Income tax expense in Q4 2017 was $39.2 million compared to $20.9 million in Q4 2016. The $18.3 million increase was mainly due to an increase in earnings before tax and non-controlling interest of $45.8 million. In addition, FX rate fluctuations, most notably the devaluation of the MXN, and withholdings tax on distributions from foreign

PAN AMERICAN SILVER CORP.	36

subsidiaries also contributed to the increased tax expense. These factors resulted in an effective tax rate that varied from the comparable period, as shown in the following table:

	Three months ended December 31,
(In thousands of USD)	2017	2016
Earnings before taxes and non-controlling interest	$88,872	$43,143
Statutory Canadian income tax rate	26.00%	26.00%
Income tax expense based on above rates	$23,107	$11,217
Increase (decrease) due to:
Non-deductible expenditures	1,465	1,099
Foreign tax rate differences	4,610	2,248
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	490	450
- Other deferred tax assets	(8,454)	(7,933)
Non-taxable portion of net earnings of affiliates	(303)	(1,166)
Changes to temporary differences	—	668
Effect of other taxes paid (mining and withholding)	9,648	7,863
Effect of foreign exchange on tax expense	12,589	4,764
Non-taxable impact of foreign exchange	(4,625)	1,293
Other	681	356
Income tax expense	$39,208	$20,859
Effective income tax rate	44.12%	48.35%

•	Statement of Cash Flows: Q4 2017 vs. Q4 2016
Cash flow from operations in Q4 2017 totaled $79.3 million, $33.6 million more than the $45.7 million generated in Q4 2016. The increase was largely the result of approximately $17.0 million higher cash mine operating earnings, a $12.9 million increase in operating cash flows from working capital changes, and a $2.4 million decrease in taxes paid.
The period-over-period increase in mine operating earnings excluding non-cash D&A and inventory adjustments was driven by increased revenues, partially offset by increased production costs (excluding non-cash NRV inventory adjustments). Working capital changes in Q4 2017 resulted in a $15.2 million source of cash comprised mainly of receivables and inventory draw-downs. Comparatively, working capital changes added $2.3 million to Q4 2016 operating cash flows.
Investing activities utilized $36.8 million in Q4 2017, inclusive of $0.7 million used on the net purchase of short-term investments. The balance of Q4 2017 investing activities related primarily to $36.5 million on mineral property, plant and equipment at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A. In Q4 2016, investing activities utilized $66.5 million inclusive of $3.2 million used on the net purchase of short-term investments. The majority of Q4 2016 investing activity cash flow reflected $56.5 million spent on mineral property, plant and equipment additions at the Company’s various operations and projects.
Financing activities in Q4 2017 used $2.5 million compared to $7.8 million in Q4 2016. Cash used in Q4 2017 consisted of $3.8 million paid as dividends to shareholders, $1.3 million of lease repayments net of $3.0 million obtained from short-term loan proceeds. In Q4 2016 cash used in financing activities consisted of $1.9 million in dividends to shareholders, $5.2 million for short-term debt repayments, and $0.7 million of lease repayments.

•	Adjusted Earnings: Q4 2017 vs Q4 2016
Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the 2017 Financial Statements.

PAN AMERICAN SILVER CORP.	37

Adjusted Earnings in Q4 2017 were $19.2 million, representing a basic adjusted earnings per share of $0.13, which was $0.2 million, or $0.01 per share, higher than Q4 2016 adjusted earnings of $19.0 million, and basic adjusted earnings per share of $0.12, respectively.
The following chart illustrates the key factors leading to the change in adjusted earnings from Q4 2016 to Q4 2017:

PAN AMERICAN SILVER CORP.	38

LIQUIDITY POSITION
The Company’s cash and cash equivalents balance at December 31, 2017 was $176.0 million, which was a decrease of $4.9 million from December 31, 2016, and an increase of $40.0 million from the balance at September 30, 2017. The Company’s short-term investments balance at December 31, 2017 was $51.6 million, which was a $14.9 million increase from the balance at December 31, 2016 and a $1.3 million increase from September 30, 2017.
The net $9.9 million increase in the Company's liquidity position in 2017 was primarily generated from residual operating cash flows after funding: mineral property, plant and equipment additions of $142.2 million, relating to the Company's project and sustaining capital; $36.2 million of credit facility repayments; $20.2 million towards the acquisition of the COSE and Joaquin projects; and $15.3 million in dividend payments.
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors of the Company (the "Board of Directors" or "Board"), and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital at December 31, 2017 was $410.8 million, a decrease of $17.8 million from the December 31, 2016 working capital of $428.6 million. The decrease in working capital was mainly attributable to decreases in trade and other receivables and inventories, partially offset by the previously increased cash and short-term investments.
On April 15, 2015, the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by one year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net earnings for each subsequent fiscal quarter. In addition, the financial covenants continue to include the requirement for the Company to maintain a leverage ratio less than or equal to 3.5:1 and an interest coverage ratio more than or equal to 3.0:1. As of December 31, 2017, the Company was in compliance with all covenants required by the Credit Facility.
The terms of the Credit Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US dollars ("LIBOR"), the interest margin on such loans is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. On December 29, 2015, the Company made a $36.2 million drawdown on the Credit Facility by way of LIBOR loan at an annual rate of 2.55%. The $36.2 million was repaid on September 29, 2017 and as of December 31, 2017, and at the date of this MD&A, the Credit Facility remained undrawn.
The Company’s financial position at December 31, 2017, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2018 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CAPITAL RESOURCES
Total attributable shareholders’ equity at December 31, 2017, was $1,516.9 million, an increase of $120.6 million from December 31, 2016, primarily because of the $121.0 million of net earnings attributable to shareholders for 2017, together with $8.7 million of equity value issued for the acquisition of mineral interests, offset by $15.3 million in dividends paid. As of December 31, 2017, the Company had approximately 153.3 million common shares

PAN AMERICAN SILVER CORP.	39

outstanding for a share capital balance of $2,318.3 million (December 31, 2016, 152.3 million and $2,304.0 million, respectively). The basic weighted average number of common shares outstanding were 153.1 million and 152.1 million for the years ended December 31, 2017, and 2016, respectively.
As at December 31, 2017, the Company had approximately 0.94 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $24.90 and a weighted average life of 44 months. Approximately 0.8 million of the stock options were vested and exercisable at December 31, 2017, with an average weighted exercise price of CAD $16.13 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 22, 2018
Common shares	153,311,792
Options	927,307
Total	154,239,099

FINANCIAL INSTRUMENTS
A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $25.1 million in CAD, $5.2 million in MXN, $2.3 million in PEN, $4.2 million in ARS, and $4.7 million in BOB at December 31, 2017. Risks relating to FX rates are discussed in the “Risks and Uncertainties” section of this MD&A.
At December 31, 2017, the Company had no outstanding positions on its foreign currency exposure of MXN purchases. The Company recorded losses of $0.8 million and gains of $3.8 million on MXN derivative contracts for Q4 2017 and 2017, respectively (Q4 2016 and 2016 losses of $0.8 million and $1.5 million, respectively).
From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. Risks relating to metal prices and hedging activities undertaken in relation to metal prices are discussed in the “Risks and Uncertainties” section of this MD&A.
At December 31, 2017, the Company had outstanding collars made up of put and call contracts on its zinc exposure for 11,100 tonnes with settlement dates between January 2018 and December 2018. The outstanding contracts have a weighted average floor and cap of $2,609 and $3,555, respectively. The Company recorded losses of $0.3 million and 1.9 million in Q4 2017 and 2017, respectively (Q4 2016 and 2016 losses of $1.1 million and $4.3 million, respectively).
At December 31, 2017, the Company had outstanding collars made up of put and call contracts on its lead exposure for 6,450 tonnes with settlement dates between January 2018 and December 2018. The outstanding positions have a weighted average floor of $2,200 and an average cap of $2,679. The Company recorded gains of $0.1 million and losses of $0.4 million in Q4 2017 and 2017, respectively (Q4 2016 and 2016 gains of $0.1 million and losses of $0.2 million, respectively).
During the year ended December 31, 2017, in order to limit its exposure to lower copper prices on a portion of its copper production, the Company entered into copper put and call contracts. The Company had contracts for 3,030 tonnes of copper outstanding, with a weighted average minimum price of $6,222 and a maximum price of $7,277 per tonne, at December 31, 2017.  These remaining contracts have settlement dates between January 2018 and December 2018. The Company recorded losses of $0.8 million and $0.9 million on the copper positions during the three months and year ended December 31, 2017, respectively.

PAN AMERICAN SILVER CORP.	40

During the year ended December 31, 2015, the Company entered into diesel swap contracts designated to fix or limit the Company’s exposure to higher fuel prices (the “Diesel fuel swaps”). The Company settled all Diesel fuel swaps by December 31, 2016. The Company did not enter into any Diesel fuel swaps in 2017. In the three and twelve months ended December 31, 2016, the Company recorded $nil and gains of $1.0 million on the Diesel Swaps, respectively.
Other than the contracts described above, there were no other material gains or losses on any commodity or foreign currency contracts in either the three months or years ended December 31, 2017 and 2016.
Derivative financial assets and liabilities are measured at fair value. Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The classification of financial instruments and the significant assumptions made in determining the fair value of financial instruments are described in Note 7 of the 2017 Financial Statements.

CLOSURE AND DECOMMISSIONING COST PROVISION
The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of December 31, 2017 was $142.2 million (December 31, 2016 - $122.1 million) using inflation rates of between 2% and 25% (2016 - between 1% and 23%). The inflated and discounted provision on the statement of financial position as at December 31, 2017, using discount rates between 2% and 24% (December 31, 2016 - between 1% and 30%), was $65.4 million (December 31, 2016 - $55.6 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines began in 2016, while the remainder of the obligations are expected to be paid through 2040 or later if mine life is extended. Revisions made to the reclamation obligations in Q4 2017 were primarily a result of increased site disturbance from the ordinary course of operations at the mines, reclamation activities at the Alamo Dorado mine, as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q4 2017 and 2017 earnings as finance expense were $1.5 million and $6.0 million, respectively (Q4 2016 and 2016 - $1.1 million and $4.4 million, respectively). Reclamation expenditures incurred during Q4 2017 and 2017 were $4.7 million and $8.7 million, respectively (Q4 2016 and 2016 - $2.7 million and $6.1 million, respectively).

PAN AMERICAN SILVER CORP.	41

CONTRACTUAL COMMITMENTS AND CONTINGENCIES
The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material. The Company had the following contractual obligations at December 31, 2017:

Payments due by period
(In thousands of USD, except as noted)	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$136,506	$136,506	$—	$—	$—
Credit facility	2,750	1,200	1,550	—	—
Loan obligation	3,000	3,000	—	—	—
Finance lease obligations(2)	7,724	5,879	1,845	—	—
Severance accrual	5,176	1,092	2,273	760	1,051
Employee compensation(3)	6,709	3,815	2,894	—	—
Loss on commodity contracts	1,906	1,906	—	—	—
Provisions(4)	4,098	2,681	546	627	243
Income taxes payable	26,131	26,131	—	—	—
Total contractual obligations(4)	$193,999	$182,210	$9,108	$1,387	$1,294

(1)
Includes all current liabilities in the statement of financial position at December 31, 2017 and December 31, 2016 plus items presented separately in this table that are expected to be paid but not accrued. A reconciliation of the current liabilities balance in the statement of financial position to the total contractual obligations within one year, per the contractual maturities schedule is shown in the table below.

December 31, 2017		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$136,506	$—	$136,506
Credit facility	—	1,200	1,200
Loan obligation	3,000	—	3,000
Current portion of finance lease	5,734	145	5,879
Current severance liability	1,092	—	1,092
Employee Compensation & RSU’s	2,100	1,715	3,815
Unrealized loss on commodity contracts	1,906	—	1,906
Provisions(4)	2,681	—	2,681
Income tax payable	26,131	—	26,131
Total contractual obligations within one year(4)	$179,150	$3,060	$182,210

(2)
Includes lease obligations in the amount of $7.7 million (December 31, 2016 - $7.3 million) with a net present value of $7.6 million (December 31, 2016 - $7.1 million) discussed further in Note 17 of the 2017 Financial Statements.

(3)	Includes RSU obligation in the amount of $4.1 million (December 31, 2016 – $4.8 million) that will be settled in cash. The RSUs vest in two installments, 50% in December 2016 and 50% in December 2017.

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $5.6 million, long-term $59.8 million) discussed in Note 16 of the 2017 Financial Statements (December 31, 2016 - current $5.2 million , long-term $50.4 million), the deferred credit arising from the Aquiline Acquisition ($20.8 million) (December 31, 2016 - $20.8 million) discussed in Note 19 of the 2017 Financial Statements, and deferred tax liabilities of $171.2 million (December 31, 2016 - $170.9 million).

RELATED PARTY TRANSACTIONS
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. A company owned by a former director of the Company was paid $0.1 million for consulting services in the year ended December 31, 2016, there were no such payments in 2017. Related party transactions with Maverix have been disclosed in Note 12 of the 2017 Financial Statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PAN AMERICAN SILVER CORP.	42

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS
AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)		2017	2016	2017	2016
Direct operating costs		$134,202	$120,496	$488,363	$472,806
Inventory NRV adjustments	A	5,495	(10,715)	12,307	(42,815)
Production costs(1)		$139,697	$109,781	$500,670	$429,991
Royalties		8,809	8,142	24,510	31,608
Direct selling costs (2)		19,408	20,656	69,344	80,319
Less by-product credits (2)		(131,679)	(109,571)	(462,663)	(424,442)
Cash cost of sales net of by-products (3)		$36,235	$29,009	$131,862	$117,476
Sustaining capital (4)		$25,573	$24,976	$84,215	$89,394
Exploration and project development(5)		4,269	3,068	17,858	11,334
Reclamation cost accretion		1,493	1,090	5,973	4,363
General and administrative expense		4,732	5,592	21,397	23,663
All-in sustaining costs (3)	B	$72,303	$63,735	$261,304	$246,230
Payable ounces sold (in thousands)	C	6,659	6,138	24,212	24,200
All-in sustaining cost per silver ounce sold, net of by-products	B/C	$10.86	$10.38	$10.79	$10.17
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	(B-A)/C	$10.03	$12.13	$10.28	$11.94

(1)
For the purposes of AISCSOS, Alamo Dorado production costs for the three and twelve month periods ended December 31, 2016 have been decreased by $0.6 million and increased by $1.7 million, respectively, to exclude non-cash adjustments to the closure and decommissioning liabilities that are included in production costs as presented in the consolidated income statements.

(2)	Included in the revenue line of the consolidated income statements, and for by-product credits are reflective of realized metal prices for the applicable periods.

(3)	Totals may not add due to rounding.

(4)
Please refer to the table below.  Further, 2017 annual sustaining capital cash outflows included in this table were $0.2 million less than the $84.4 million capitalized in 2017. The difference is due to the timing difference between the cash payment of capital investments compared with the period in which investments are capitalized.

(5)	The amounts for 2017 year-to-date exclude $1.9 million from non-cash project development write-downs.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as non-sustaining capital) is not. Inclusion of sustaining capital only is a measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the items noted below are associated with the La Colorada expansion project, the Dolores leach pad and other expansionary expenditures considered to be investment capital projects.

PAN AMERICAN SILVER CORP.	43

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended December 31,		Year ended December 31,
(in thousands of USD)	2017	2016	2017	2016
Payments for mineral properties, plant and equipment(1)	$36,473	$56,477	$142,232	$202,661
Add/(Subtract)
Advances received for leases	1,385	2,213	5,000	6,151
Non-Sustaining capital	(12,284)	(33,714)	(63,017)	(119,418)
Sustaining Capital(2)	$25,573	$24,976	$84,215	$89,394

(1)	As presented on the consolidated statements of cash flows.

(2)	Totals may not add due to rounding

Three months ended December 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	16,580	35,739	3,957	19,551	16,931	10,484	30,960		134,202
NRV inventory adjustments	—	4,098	(1,916)	—	—	—	3,313		5,495
Production costs	16,580	39,838	2,041	19,551	16,931	10,484	34,273		139,697
Royalties	106	1,966	—	—	—	6,105	633		8,809
Direct selling costs	4,066	31	248	6,659	5,014	3,383	8		19,408
Less by-product credits	(18,316)	(39,317)	(61)	(24,653)	(26,767)	(6,969)	(15,595)		(131,679)
Cash cost of sales net of by-products(1)	2,435	2,518	2,227	1,557	(4,823)	13,002	19,319		36,235
Sustaining capital	2,576	13,303	—	3,548	3,162	1,939	1,045		25,573
Exploration and project development	73	564	—	428	543	—	936	1,726	4,269
Reclamation cost accretion	112	296	89	162	105	56	619	54	1,493
General & administrative expense	—	—	—	—	—	—	—	4,732	4,732
All-in sustaining costs(1)	5,196	16,682	2,317	5,695	(1,013)	14,998	21,918	6,511	72,303
Payable ounces sold (thousand)	1,847	1,225	133	813	658	1,218	766		6,659

All-in sustaining cost per silver ounce sold, net of by-products	$2.81	$13.62	$17.45	$7.00	$(1.54)	$12.31	$28.63		$10.86
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV inventory adjustments)	2.81	10.27	31.89	7.00	(1.54)	12.31	24.30		10.03

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2017
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	67,170	116,104	20,477	75,551	63,967	34,731	110,362		488,363
NRV inventory adjustments		6,847	(2,598)				8,058		12,307
Production costs	67,170	122,951	17,879	75,551	63,967	34,731	118,420		500,670
Royalties	475	6,501	79	—	—	14,321	3,134		24,510
Direct selling costs	12,235	93	479	26,238	18,770	10,740	789		69,344
Less by-product credits	(64,133)	(128,351)	(3,467)	(97,715)	(94,233)	(16,278)	(58,485)		(462,663)
Cash cost of sales net of by-products(1)	15,748	1,194	14,970	4,074	(11,496)	43,513	63,858		131,862
Sustaining capital	13,970	36,071	—	10,267	12,428	8,146	3,333		84,215
Exploration and project development	251	2,444	—	1,713	1,629	—	4,588	7,232	17,858
Reclamation cost accretion	448	1,186	357	646	420	225	2,474	216	5,973
General & administrative expense	—	—	—	—	—	—	—	21,397	21,397
All-in sustaining costs(1)	30,417	40,894	15,327	16,701	2,981	51,884	74,254	28,845	261,304
Payable ounces sold (thousand)	6,853	4,089	867	3,181	2,448	3,603	3,171		24,212

All-in sustaining cost per silver ounce sold, net of by-products	$4.44	$10.00	$17.69	$5.25	$1.22	$14.40	$23.42		$10.79
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$4.44	$8.33	$20.68	$5.25	$1.22	$14.40	$20.88		$10.28

(1)	Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	44

Three months ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	14,674	28,664	7,266	17,991	15,547	10,016	26,336		120,496
NRV inventory adjustments	—	(6,350)	2,224	—	—	—	(6,589)		(10,715)
Production costs	14,674	22,314	9,490	17,991	15,547	10,016	19,747		109,781
Royalties	135	1,604	33	—	—	5,598	772		8,142
Direct selling costs	3,712	23	125	7,735	5,643	4,634	(1,215)		20,656
Less by-product credits	(12,238)	(32,868)	(1,609)	(21,206)	(18,379)	(5,372)	(17,898)		(109,571)
Cash cost of sales net of by-products(1)	6,283	(8,927)	8,039	4,520	2,812	14,876	1,406		29,009
Sustaining capital	2,229	10,772	—	4,355	4,892	1,631	1,097		24,976
Exploration and project development	31	628	—	576	109	—	—	1,723	3,068
Reclamation cost accretion	72	179	104	126	86	54	433	37	1,090
General & administrative expense	—	—	—	—	—	—	—	5,592	5,592
All-in sustaining costs(1)	8,615	2,652	8,144	9,576	7,899	16,561	2,935	7,352	63,735
Payable ounces sold (thousand)	1,561	895	286	759	526	1,332	779		6,138

All-in sustaining cost per silver ounce sold, net of by-products	$5.52	$2.96	$28.44	$12.62	$15.02	$12.43	$3.77		$10.38
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$5.52	$10.06	$20.68	$12.62	$15.02	$12.43	$12.22		$12.13

(1)	Totals may not add due to rounding.

Twelve months ended December 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	50,879	121,162	40,172	67,911	58,868	34,959	98,856		472,806
NRV inventory adjustments		(22,434)	1,173				(21,554)		(42,815)
Production costs	50,879	98,728	41,345	67,911	58,868	34,959	77,302		429,991
Royalties	401	6,224	235	—	—	20,929	3,818		31,608
Direct selling costs	13,554	107	376	32,443	25,702	15,697	(7,562)		80,319
Less by-product credits	(34,737)	(123,811)	(13,156)	(77,754)	(74,754)	(15,774)	(84,456)		(424,442)
Cash cost of sales net of by-products(1)	30,098	(18,751)	28,800	22,600	9,817	55,811	(10,898)		117,476
Sustaining capital	10,545	48,079	—	11,994	10,945	4,963	2,868		89,394
Exploration and project development	186	1,792	—	837	1,053	—	—	7,465	11,334
Reclamation cost accretion	287	714	416	505	345	218	1,731	148	4,363
General & administrative expense	—	—	—	—	—	—	—	23,663	23,663
All-in sustaining costs(1)	41,116	31,834	29,216	35,935	22,159	60,991	(6,299)	31,276	246,230
Payable ounces sold (thousand)	5,486	3,839	1,967	3,233	2,377	4,264	3,033		24,200

All-in sustaining cost per silver ounce sold, net of by-products	$7.49	$8.29	$14.85	$11.11	$9.32	$14.30	$(2.08)		$10.17
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$7.49	$14.14	$14.26	$11.11	$9.32	$14.30	$5.03		$11.94

(1)	Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits
Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

PAN AMERICAN SILVER CORP.	45

Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.
To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended December 31,		Year ended December 31,
(in thousands of U.S. dollars except as noted)		2017	2016	2017	2016
Production costs		$139,697	$110,466	$500,670	$428,333
Add/(Subtract)
Royalties		8,809	8,142	24,510	31,608
Smelting, refining, and transportation charges		18,469	22,204	73,222	91,371
Worker’s participation and voluntary payments		(1,374)	(876)	(5,067)	(3,397)
Change in inventories		(12,776)	(3,473)	(16,011)	(11,937)
Other		555	358	1,559	(5,660)
Non-controlling interests (1)		(64)	(811)	(1,126)	(3,358)
Inventory NRV adjustments		(5,495)	10,715	(12,307)	42,815
Cash Operating Costs before by-product credits(2)		147,820	146,725	565,450	569,775
Less gold credit		(54,648)	(52,888)	(196,649)	(227,196)
Less zinc credit		(40,826)	(28,486)	(137,826)	(93,428)
Less lead credit		(12,687)	(11,226)	(46,948)	(35,890)
Less copper credit		(20,026)	(14,667)	(77,348)	(63,404)
Cash Operating Costs net of by-product credits (2)	A	19,633	39,457	106,678	149,857
Payable Silver Production (koz)	B	6,172	5,925	23,444	23,818
Cash Costs per ounce net of by-product credits	A/B	$3.18	$6.66	$4.55	$6.29

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended December 31, 2017 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$18,708	$34,778	$136	$26,440	$20,276	$15,300	$29,800	$145,437
Less gold credit	b1	(1,377)	(39,708)	(90)	(9)	(625)	(79)	(12,704)	(54,592)
Less zinc credit	b2	(11,337)	—	—	(12,296)	(12,205)	(3,767)	—	(39,605)
Less lead credit	b3	(5,232)	—	—	(4,758)	(2,361)	(131)	—	(12,483)
Less copper credit	b4	—	—	—	(7,671)	(9,585)	(1,868)	—	(19,124)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(17,947)	$(39,708)	$(90)	$(24,733)	$(24,776)	$(5,845)	$(12,704)	$(125,804)
Cash Costs net of by-product credits	C=(A+B)	$761	$(4,930)	$46	$1,706	$(4,500)	$9,455	$17,095	$19,633

Payable ounces of silver (thousand)	D	1,777	1,254	22	821	607	1,046	645	6,172

Cash cost per ounce net of by-products	C/D	$0.43	$(3.93)	$2.09	$2.08	$(7.42)	$9.04	$26.52	$3.18
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	46

Twelve months ended December 31, 2017(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$75,407	$122,532	$12,666	$101,588	$76,085	$55,286	$113,726	$557,291
Less gold credit	b1	(4,477)	(129,503)	(2,498)	(148)	(2,639)	(305)	(56,842)	(196,411)
Less zinc credit	b2	(37,967)	—	—	(46,080)	(39,402)	(10,522)	—	(133,972)
Less lead credit	b3	(18,994)	—	—	(19,039)	(7,573)	(672)	—	(46,278)
Less copper credit	b4	—	—	(46)	(32,059)	(38,315)	(3,533)	—	(73,952)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(61,438)	$(129,503)	$(2,544)	$(97,327)	$(87,929)	$(15,032)	$(56,842)	$(450,614)
Cash Costs net of by-product credits	C=(A+B)	$13,970	$(6,971)	$10,123	$4,261	$(11,844)	$40,254	$56,884	$106,677

Payable ounces of silver (thousand)	D	6,709	4,225	614	3,164	2,219	3,396	3,117	23,444

Cash cost per ounce net of by-products	C/D	$2.08	$(1.65)	$16.49	$1.35	$(5.34)	$11.85	$18.25	$4.55
(1) Totals may not add due to rounding.

Three months ended December 31, 2016(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$19,118	29,875	$10,704	$25,766	$19,496	$14,034	$26,259	$145,251
Less gold credit	b1	(841)	(35,183)	(1,690)	—	(165)	(86)	(14,905)	(52,870)
Less zinc credit	b2	(7,801)	—	—	(11,056)	(7,361)	(1,568)	—	(27,787)
Less lead credit	b3	(3,513)	—	—	(6,005)	(1,444)	(136)	—	(11,098)
Less copper credit	b4	—	—	31	(5,122)	(7,849)	(1,095)	—	(14,035)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(12,155)	$(35,183)	$(1,659)	$(22,183)	$(16,819)	$(2,885)	$(14,905)	$(105,790)
Cash Costs net of by-product credits	C=(A+B)	$6,962	$(5,308)	$9,046	$3,583	$2,676	$11,149	$11,354	$39,462

Payable ounces of silver (thousand)	D	1,588	895	397	789	485	994	777	5,925

Cash cost per ounce net of by-products	C/D	$4.38	$(5.93)	$22.80	$4.54	$5.52	$11.22	$14.61	$6.66
(1) Totals may not add due to rounding.

Twelve months ended December 31, 2016(1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$68,057	124,570	$39,891	$96,284	$75,586	$61,779	$97,388	$563,555
Less gold credit	b1	(2,929)	(128,696)	(10,251)	(2)	(897)	(335)	(83,992)	(227,103)
Less zinc credit	b2	(20,636)	—	—	(34,638)	(26,841)	(8,611)	—	(90,726)
Less lead credit	b3	(10,487)	—	—	(18,967)	(5,166)	(795)	—	(35,415)
Less copper credit	b4	—	—	(100)	(24,113)	(33,701)	(2,534)	—	(60,448)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(34,052)	$(128,696)	$(10,351)	$(77,720)	$(66,605)	$(12,275)	$(83,992)	$(413,692)
Cash Costs net of by-product credits	C=(A+B)	$34,004	$(4,126)	$29,539	$18,565	$8,981	$49,504	$13,396	$149,862

Payable ounces of silver (thousand)	D	5,531	3,831	1,844	3,208	2,132	4,143	3,130	23,818

Cash cost per ounce net of by-products	C/D	$6.15	$(1.08)	$16.02	$5.79	$4.21	$11.95	$4.28	$6.29
(1) Totals may not add due to rounding.

PAN AMERICAN SILVER CORP.	47

•	Adjusted Earnings and Basic Adjusted Earnings Per Share
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as it eliminates items that in management's judgment are subject to volatility as a result of factors which are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three and twelve months ended December 31, 2017 and 2016, to the net earnings for each period.

	Three Months Ended December 31,		Year ended December 31,
(In thousands of USD, except as noted)	2017	2016	2017	2016
Net earnings for the period	$49,664	$22,284	$123,451	$101,825
Adjust for:
Derivative gains	(64)	—	(64)	—
Impairment reversals	(61,554)	—	(61,554)	—
Write-down of project development costs	—	—	1,898	—
Unrealized foreign exchange losses (gains)	362	4,139	(383)	5,759
Net realizable value adjustments to heap inventory	4,936	(6,619)	10,060	(14,110)
Unrealized losses (gains) on commodity contracts	2,190	(435)	(909)	(21)
Share of loss from associate and dilution gain	(259)	(8,484)	(2,052)	(7,946)
Mine operation severance costs	—	—	3,509	—
Reversal of previously accrued tax liabilities	—	—	(2,793)	—
Gain (loss) on sale of assets	794	(157)	(191)	(25,100)
Closure and decommissioning liability adjustment	4,515	—	8,388	—
Adjust for effect of taxes relating to the above(1)	$6,046	$2,180	$2,273	$11,870
Adjust for effect of foreign exchange on taxes(1)	$12,589	$6,057	$(3,928)	$14,323
Adjusted earnings for the period	$19,219	$18,965	$77,705	$86,600
Weighted average shares for the period	153,207	152,263	153,070	152,118
Adjusted earnings per share for the period	$0.13	$0.12	$0.51	$0.57

•	Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt, finance lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.

•	Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

•	General and Administrative Costs per Silver Ounce Produced
General and administrative costs per silver ounce produced (“G&A per ounce”) is a non-GAAP measure that is calculated by dividing G&A expense recorded in a period by the number of silver ounces produced in the same period.

PAN AMERICAN SILVER CORP.	48

G&A per ounce does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate corporate expenses incurred in a period relative to the amount of consolidated silver produced during the same period.

RISKS AND UNCERTAINTIES
The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; environmental risks; and risks related to its relations with employees. These and other risks are described below and in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the 2017 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk
Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.
All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, particularly in jurisdictions such as Argentina and Bolivia who have a history of expropriation; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable or undeveloped infrastructure; labour unrest and labour scarcity; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and the imposition of currency controls; the possible unilateral cancellation or forced renegotiation of contracts, and uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; local opposition to mine development projects, which include the potential for violence, property damage and frivolous or vexatious claims; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; increased public health concerns; and potential practical restrictions on the ability of Pan American's subsidiaries to transfer funds to Pan American. Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia and Argentina.
The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

PAN AMERICAN SILVER CORP.	49

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.
In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to amend or enact laws, including those that may affect mining, and which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration.
On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.
On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.
Under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Among other things, the Argentine government imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials. In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert ARS into USD or other hard currencies, exposing us to additional risks of ARS devaluation and high domestic inflation. While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, some of the policies of the previous government continue to adversely affect the Company’s Argentine operations. It is unknown whether these more recent changes will be lasting, what, if any, additional steps will be taken by the current administration or what financial and operational impacts these and any future changes might have on the Company. As such, the Company continues to monitor and assess the situation in Argentina.
In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future

PAN AMERICAN SILVER CORP.	50

financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk
Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices, and metal prices have historically shown significant volatility and are beyond the Company’s control. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2017, expressed in percentage terms. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.
2018 Revenue Metal Price Sensitivity

		Gold Price
		$950	$1,050	$1,150	$1,250	$1,350	$1,450	$1,550
Silver Price	$13.50	85%	87%	89%	91%	94%	96%	98%
	$14.50	88%	90%	92%	94%	96%	98%	101%
	$15.50	91%	93%	95%	97%	99%	101%	103%
	$16.50	94%	96%	98%	100%	102%	104%	106%
	$17.50	97%	99%	101%	103%	105%	107%	109%
	$18.50	99%	102%	104%	106%	108%	110%	112%
	$19.50	102%	104%	106%	109%	111%	113%	115%
	$20.50	105%	107%	109%	111%	113%	116%	118%
The Company takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecast base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Decisions relating to hedging may have material adverse effects upon our financial performance, financial position, and results of operations. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected cash cost per ounce according to our 2017 forecast against various price assumptions for the Company’s two main by-product credits, zinc and gold expressed in percentage terms:
2018 Cash Cost Metal Price Sensitivity

		Gold Price
		$950	$1,050	$1,150	$1,250	$1,350	$1,450	$1,550
Zinc Price	$2,600	183%	164%	144%	125%	106%	86%	67%
	$2,700	178%	159%	139%	120%	101%	81%	62%
	$2,800	173%	153%	134%	115%	96%	76%	57%
	$2,900	168%	148%	129%	110%	90%	71%	52%
	$3,000	163%	143%	124%	105%	85%	66%	47%
	$3,100	158%	139%	119%	100%	81%	61%	42%
	$3,200	154%	135%	115%	96%	77%	58%	38%
	$3,300	150%	131%	112%	92%	73%	54%	34%

PAN AMERICAN SILVER CORP.	51

The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. If metal prices decline significantly below levels used in the Company’s most recent impairment tests, for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the "Key Assumption and Sensitivity" sections included in the 2017 Financial Statements (included in Note 11).

•	Trading and Credit Risk
The zinc, lead, and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted. For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. The Doe Run Peru smelter remains closed and we are owed approximately $7.6 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.
As at December 31, 2017, we had receivable balances associated with buyers of our concentrates of $52.0 million (December 31, 2016 - $45.0 million). The vast majority of the receivable balance is owed by five well-known concentrate buyers.
Silver doré production is refined under long-term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at December 31, 2017, we had approximately $21.9 million contained in precious metal inventory at refineries (December 31, 2016 - $28.5 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at December 31, 2017, the Company had made $14.3 million of supplier advances (December 31, 2016 - $28.8 million), which are reflected in “Trade and other receivables” on the Company’s balance sheet.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements, and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

PAN AMERICAN SILVER CORP.	52

•	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.
We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.
We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

•	Exchange Rate Risk
Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the PEN, MXN and ARS. In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN, ARS, BOB and CAD and, from time to time, enters into forward currency positions to match anticipated spending, as discussed in this MD&A in the “Financial Instruments” section. The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2017, expressed in percentage terms:
2018 Cost of Sales Exchange Rate Sensitivity

		MXN/USD
		$17.00	$17.50	$18.00	$18.50	$19.00	$19.50	$20.00
PEN/ USD	$3.08	102%	102%	101%	101%	100%	100%	100%
	$3.13	102%	101%	101%	101%	100%	100%	100%
	$3.18	101%	101%	101%	100%	100%	100%	99%
	$3.23	101%	101%	100%	100%	100%	99%	99%
	$3.28	101%	100%	100%	100%	99%	99%	99%
	$3.33	101%	100%	100%	100%	99%	99%	99%
	$3.38	100%	100%	100%	99%	99%	99%	98%
	$3.43	100%	100%	99%	99%	99%	98%	98%
The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.
In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different from the unofficial exchange rates more readily utilized in the local economy to determine prices and value. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.

•	Taxation Risks
Pan American is exposed to tax related risks. In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on

PAN AMERICAN SILVER CORP.	53

forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

•	Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may significantly impact our operations and profitability if lost. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by the Company. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES
In preparing financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available. The significant judgments and key sources of estimation uncertainty in the application of accounting policies are described in Note 4 and Note 5 of the 2017 Financial Statements, respectively.
Readers should also refer to Note 2 of the 2017 Financial Statements, for the Company’s summary of significant accounting policies.

PAN AMERICAN SILVER CORP.	54

CHANGES IN ACCOUNTING STANDARDS
The Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 12 - Income Taxes, and IAS 7 - Statement of Cash Flows, which were effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s consolidated financial statements.
Changes in accounting standards not yet effective
The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective.
IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company will apply IFRS 9 at the date it becomes effective. Retrospective application is required, except for hedge accounting, which is not applied by the Company and which requires prospective application.
IFRS 9 will result in the following significant changes compared to the current standards: The classification of financial assets and liabilities are expected to remain consistent under IFRS except for equity securities. The Company will designate its equity securities as financial assets at fair value through profit or loss, where they will be recorded initially at fair value. Changes in fair value will be recorded in earnings (loss). Prior to adoption of this new standard changes in fair value were recorded in other comprehensive income and subsequently transferred into earnings (loss) upon disposition.
The introduction of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, does not have a significant impact on the Company's accounts receivable given the Company sells its products exclusively to large international financial institutions and other organizations with strong credit ratings, the negligible historical level of customer default, and the short term nature of the Company's receivables.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 introduces a revenue recognition model under which an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for annual reporting periods beginning on or after January 1, 2018, and requires either a modified retrospective application or full retrospective application.  The Company will adopt IFRS 15 using the modified retrospective transition approach, whereby the cumulative impact of adoption is recognized in retained earnings as of January 1, 2018 and comparative period balances are not restated.
Further, IFRS 15 introduces the concept of performance obligations that are defined as ‘distinct’ promised goods or services, and requires entities to apportion revenue earned to the distinct performance obligations on a relative standalone selling price basis.  The Company may on time to time enter into concentrate contracts where the Company is responsible for shipping and insurance costs necessary to bring the goods to a named destination after the date on which control of the goods transferred to the customer.  Accordingly, under IFRS 15, where material, a portion of the revenue earned under such contracts, representing the obligation to fulfill the shipping and insurance services, will be deferred and recognized over the time the obligations are fulfilled.  As the amounts associated with any such services are insignificant compared to the total value of contract, and the fact that many contracts would be completed within a financial reporting period, the Company does not expect the impact of treating these services as separate performance obligations to have a material impact on the Company’s consolidated financial statements.

PAN AMERICAN SILVER CORP.	55

The Company’s concentrate sales are subject to provisional pricing provisions, the Company has determined that the recognition of revenue related to these sales will not be significantly affected by IFRS 15. However, separate presentation of the provisional pricing adjustments will be required in the revenue note disclosure.
IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance, including IFRIC 4 and SIC 15. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a non-lease component on the basis of whether the customer controls the specific asset. For those contracts that are or contain a lease, IFRS 16 introduces significant changes to the accounting for contracts that are or contain a lease, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15.
The Company anticipates that the adoption of IFRS 16 will result in an increase in the recognition of right of use assets and lease liabilities related to leases with terms greater than 12 months in our Statement of Financial Position at January 1, 2019. IFRS 16 will further result in increased depreciation and amortization on these right of use assets and increased interest on these additional lease liabilities. These lease payments will be recorded as financing outflows in our Consolidated Statements of Cash Flows.
The Company expects to identify and collect data relating to existing lease agreements during 2018.
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22") On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company is currently assessing the impact on the adoption of this interpretation.
CORPORATE GOVERNANCE, SOCIAL RESPONSIBILITY, AND ENVIRONMENTAL STEWARDSHIP
Governance
Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC. We believe that our current corporate governance systems meet or exceed these requirements.
Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, six of whom are independent. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Nominating and Governance Committee, appointed by the Board of Directors, oversees the effective functioning of the Board and the implementation of governance best practices.
We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.
Corporate Social Responsibility
The Health, Safety, Environment, and Communities Committee, appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board. We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

•	Strengthening the production chain of livestock breeding.

PAN AMERICAN SILVER CORP.	56

•	Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.

•	Improving nutrition, focusing on children and women.

•	Promoting community health with emphasis on immunizations, optometry, and oral health.

•	Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.

•	Encouraging education for children and adults by contributing to teacher’s salaries, and providing continuous support through different scholarships at a local and national level.
Environmental Stewardship
We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in each phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine’s closure.
We build and operate mines in varied environments across the Americas. From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited. Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact surrounding habitats and communities.
We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location. These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste facilities. The data collected often significantly advances scientific knowledge about the environments and regions where we work.
The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities. We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.
Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and report to the government and communities on our progress. Community participation in environmental monitoring is encouraged across all our mines. We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.
We conduct corporate environmental audits of our operations to ensure optimum environmental performance. Environmental staff from all mines participate in the audits, which improves integration and consolidation of company-wide standards across our operations. In 2017, audits were conducted on the Dolores, La Colorada and Manantial Espejo mines. In 2016, audits were conducted on the Huaron, Morococha, and San Vicente mines. No material issues were identified in either the 2017 or 2016 environmental audits.

DISCLOSURE CONTROLS AND PROCEDURES
Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

PAN AMERICAN SILVER CORP.	57

As of December 31, 2017, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures were effective.
Management’s Report on Internal Control over Financial Reporting
Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of Pan American’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of December 31, 2017, Pan American’s internal control over financial reporting was effective.
Management reviewed the results of management’s assessment with the Audit Committee of the Board of Directors. Deloitte LLP, an independent registered public accounting firm, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. Deloitte LLP has provided such opinions.
Changes in Internal Controls over Financial Reporting
There has been no change in the Company’s internal control over financial reporting during the period ended December 31, 2017 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

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MINERAL RESERVES AND RESOURCES

Pan American Silver Corporation Mineral Reserves as of December 31, 2017 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Contained Cu (kt)	Pb (%)	Contained Pb (kt)	Zn (%)	Contained Zn (kt)
Huaron	Peru	Proven	5.7	167	30.8	N/A	N/A	0.47	27.1	1.43	81.8	2.95	169.0
		Probable	4.0	169	21.7	N/A	N/A	0.47	19.0	1.55	62.0	2.91	116.5
Morococha(92.3%) (3)	Peru	Proven	3.0	160	15.3	N/A	N/A	0.53	15.8	1.06	31.7	3.59	107.3
		Probable	2.9	159	14.9	N/A	N/A	0.36	10.6	1.53	44.7	3.64	106.6
La Colorada	Mexico	Proven	3.7	413	48.9	0.33	38.8	N/A		1.65	60.8	2.97	109.6
		Probable	4.1	378	49.3	0.31	39.8	N/A		1.23	50.1	2.14	86.7
Dolores	Mexico	Proven	34.7	30	33.0	0.93	1,040.8	N/A		N/A		N/A
		Probable	16.3	25	13.1	0.69	360.3	N/A		N/A		N/A
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	202.9	N/A		N/A		N/A
		Probable	6.2	7	1.4	0.57	113.1	N/A		N/A		N/A
Manantial Espejo	Argentina	Proven	1.5	91	4.4	0.77	37.5	N/A		N/A		N/A
		Probable	0.6	305	5.6	3.37	61.6	N/A		N/A		N/A
San Vicente (95%) (3)	Bolivia	Proven	1.9	416	25.6	N/A	N/A	0.43	8.3	0.36	6.8	3.00	57.3
		Probable	0.6	449	8.1	N/A	N/A	0.50	2.8	0.46	2.6	2.92	16.3
Joaquin	Argentina	Probable	0.5	721	11.0	0.41	6.2	N/A		N/A		N/A
COSE	Argentina	Probable	0.1	918	2.2	17.7	43.3	N/A		N/A		N/A
Totals (4)		Proven + Probable	95.1	94	288.4	0.79	1,944.4	0.46	83.4	1.32	340.5	2.98	769.3
(1)
Prices used to estimate mineral reserves for 2017 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,600 per tonne of zinc, $2,200 per tonne of lead, and $5,500 per tonne of copper, except at Manantial Espejo where $16.50 per ounce of silver and $1,250 per ounce of gold were used for planned 2018 production, reverting to $18.50 per ounce of silver and $1,300 per ounce of gold thereafter. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.
(2)
Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(3)
This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP.	59

Pan American Silver Corporation Mineral Resources as of December 31, 2017 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Measured	2.2	162	11.3	N/A	N/A	0.22	1.58	3.00
		Indicated	1.5	167	7.9	N/A	N/A	0.28	1.66	3.20
Morococha (92.3%) (3)	Peru	Measured	0.3	153	1.4	N/A	N/A	0.20	0.72	1.66
		Indicated	0.5	152	2.3	N/A	N/A	0.42	1.01	2.32
La Colorada	Mexico	Measured	0.5	220	3.4	0.22	3.5	N/A	0.74	1.04
		Indicated	1.8	221	12.9	0.19	11.0	N/A	0.39	0.66
Dolores	Mexico	Measured	4.8	18	2.8	0.28	43.1	N/A	N/A	N/A
		Indicated	3.5	21	2.3	0.50	56.2	N/A	N/A	N/A
La Bolsa	Mexico	Measured	1.4	11	0.5	0.90	39.9	N/A	N/A	N/A
		Indicated	4.5	9	1.3	0.50	71.2	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	0.1	145	0.4	1.89	4.7	N/A	N/A	N/A
		Indicated	0.4	192	2.4	1.91	24.2	N/A	N/A	N/A
San Vicente (95%) (3)	Bolivia	Measured	0.8	148	3.8	N/A	N/A	0.20	0.17	2.31
		Indicated	0.1	177	0.4	N/A	N/A	0.23	0.19	1.43
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
Joaquin	Argentina	Indicated	0.1	385	0.7	0.58	1.1	N/A	N/A	N/A
Totals (4)		Measured+Indicated	188.0	120	686.2	0.59	519.6	0.05	0.86	2.17
(1)
Prices used to estimate mineral resources for 2017 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,600 per tonne of zinc, $2,200 per tonne of lead, and $5,500 per tonne of copper, except at Dolores, Manantial Espejo, and Joaquin, where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.
(2)
Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3)
This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

Pan American Silver Corporation Mineral Resources as of December 31, 2017 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)	Cu (%)	Pb (%)	Zn (%)
Huaron	Peru	Inferred	6.6	163	34.5	N/A	N/A	0.41	1.51	2.76
Morococha (92.3%) (3)	Peru	Inferred	4.4	148	21.0	N/A	N/A	0.62	1.12	3.31
La Colorada	Mexico	Inferred	3.7	247	29.4	0.25	30.3	N/A	2.11	3.39
Dolores	Mexico	Inferred	1.7	60	3.3	1.44	79.6	N/A	N/A	N/A
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6	N/A	N/A	N/A
Manantial Espejo	Argentina	Inferred	0.4	187	2.3	2.69	33.4	N/A	N/A	N/A
San Vicente (95%) (3)	Bolivia	Inferred	3.3	295	31.6	N/A	N/A	0.27	0.35	2.92
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
Joaquin	Argentina	Inferred	0.01	389	0.1	1.29	0.2	N/A	N/A	N/A
COSE	Argentina	Inferred	0.03	382	0.3	7.10	6.3	N/A	N/A	N/A
Totals (4)		Inferred	103.7	96	245.3	0.59	820.2	0.12	0.78	2.79
(1)
Prices used to estimate mineral resources for 2017 were $18.50 per ounce of silver, $1,300 per ounce of gold, $2,600 per tonne of zinc, $2,200 per tonne of lead, and $5,500 per tonne of copper, except at Dolores, Manantial Espejo, and Joaquin, where $25.00 per ounce of silver and $1,400 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold. Metal prices for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.
(2)
Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3)
This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4)
Totals may not add up due to rounding.

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Dolores, Mexico, as of December 31, 2017:

Location	Classification	Tonnes (Mt)	Ag ppm	Ag contained metal (Moz)	Au ppm	Au contained metal (koz)
Open pit	Proven	27.7	28	24.6	0.98	875.0
	Probable	14.7	21	10.0	0.55	260.6
	Proven + Probable	42.5	25	34.7	0.83	1,135.6
Underground	Proven	2.4	71	5.5	1.53	119.9
	Probable	1.6	59	3.0	1.93	99.7
	Proven + Probable	4.0	66	8.6	1.69	219.6
Stockpiles	Proven	4.5	20	2.8	0.32	45.9
	Probable	0	0	0	0	0
	Proven + Probable	4.5	20	2.8	0.32	45.9
All	Proven	34.7	30	33.0	0.93	1,040.8
	Probable	16.3	25	13.1	0.69	360.3
	Proven + Probable	51.0	28	46.1	0.85	1,401.1
Notes: Totals may not add up due to rounding. Mineral reserve estimates were prepared under the supervision of or were reviewed by Martin Wafforn, P. Eng., Senior Vice President, Technical Services and Process Optimization of Pan American. Mineral reserves have been estimated using metal prices of $18.50 per ounce of silver and $1,300 per ounce of gold.

General Notes Applicable to the Foregoing Tables:
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
See the Company's Annual Information Form dated March 22, 2018, available at www.sedar.com for further information on the Company's material mineral properties, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.
Grades are shown as contained metal before mill recoveries are applied.

TECHNICAL INFORMATION
Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI Canadian National Instrument 43-101 - Standards of Disclosure of Mineral Projects.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 22, 2018, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

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Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial and operational performance; future production of silver, gold and other metals produced by the Company; future cash costs per ounce of silver and all-in sustaining costs per silver ounce sold; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of production and the cash costs of production at each of the Company’s properties; the estimated cost of and availability of funding necessary for sustaining capital; the successful implementation and effects of ongoing or future development and expansion plans, including the development of the Joaquin and COSE projects, and the anticipated financial and operational results of such projects; forecast capital and non-operating spending; the timing and method of payment of compensation; anticipated volatility in effective tax rates and contributing factors; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business, including the risk of expropriation relative to certain of our operations, particularly in Argentina and Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risk of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with

PAN AMERICAN SILVER CORP.	62

unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this MD&A uses the terms “measured resource”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian Securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Pan American Silver Corp., in compliance with NI 43-101, may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced for extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted in to a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian Securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian Securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public companies that report in accordance with U.S. standards.

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